Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the third quarter ended

September 30, 2021

Management’s Discussion and Analysis

GENERAL INFORMATION

The following is TFI International Inc.’s management discussion and analysis (“MD&A”). Throughout this MD&A, the terms “Company”, “TFI International” and “TFI” shall mean TFI International Inc., and shall include its independent operating subsidiaries. This MD&A provides a comparison of the Company’s performance for its three- and nine-month periods ended September 30, 2021 with the corresponding three- and nine-month periods ended September 30, 2020 and it reviews the Company’s financial position as of September 30, 2021. It also includes a discussion of the Company’s affairs up to October 28, 2021, which is the date of this MD&A. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements as of September 30, 2021 and the audited consolidated financial statements and accompanying notes as at and for the year ended December 31, 2020.

In this document, all financial data are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) unless otherwise noted. All amounts are in United States dollars (U.S. dollars), and the term “dollar”, as well as the symbol “$”, designate U.S. dollars unless otherwise indicated. Variances may exist as numbers have been rounded. This MD&A also uses non-IFRS financial measures. Refer to the section of this report entitled “Non-IFRS Financial Measures” for a complete description of these measures.

The Company’s unaudited consolidated condenses interim financial statements have been approved by its Board of Directors (“Board”) upon recommendation of its audit committee on October 28, 2021. Prospective data, comments and analysis are also provided wherever appropriate to assist existing and new investors to see the business from a corporate management point of view. Such disclosure is subject to reasonable constraints for maintaining the confidentiality of certain information that, if published, would probably have an adverse impact on the competitive position of the Company.

Additional information relating to the Company can be found on its website at www.tfiintl.com. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, annual and quarterly consolidated financial statements, annual report, annual information form, management proxy circular and the various press releases issued by the Company are also available on its website, or directly through the SEDAR system at www.sedar.com, or through the EDGAR system at www.sec.gov/edgar.shtml.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate and successfully integrate business acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of this MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

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Management’s Discussion and Analysis

SELECTED FINANCIAL DATA AND HIGHLIGHTS

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended September 30			Nine months ended September30
	2021	2020*	2019*	2021	2020*	2019*
Revenue before fuel surcharge	1,870,258	866,951	883,142	4,580,362	2,436,156	2,593,859
Fuel surcharge	223,742	69,173	105,267	499,153	222,972	320,654
Total revenue	2,094,000	936,124	988,409	5,079,515	2,659,128	2,914,513
Adjusted EBITDA[1]	296,437	189,361	167,872	758,013	506,051	485,624
Operating income from continuing operations	192,810	117,039	99,903	604,809	299,445	290,084
Net income	132,840	83,101	62,546	450,825	189,347	176,997
Net income from continuing operations	132,840	83,101	62,546	450,825	189,347	186,243
Adjusted net income[1]	138,870	87,397	66,775	349,728	206,334	193,498
Net cash from continuing operating activities	211,212	140,649	141,262	665,018	445,934	367,234
Free cash flow from continuing operations[1]	168,781	122,155	97,487	580,140	409,915	269,645
Per share data
EPS – diluted	1.40	0.90	0.74	4.72	2.12	2.06
EPS from continuing operations – diluted	1.40	0.90	0.74	4.72	2.12	2.17
Adjusted EPS – diluted[1]	1.46	0.94	0.79	3.66	2.31	2.25
Dividends	0.23	0.20	0.18	0.69	0.58	0.54
As a percentage of revenue before fuel surcharge
Adjusted EBITDA margin[1]	15.9%	21.8%	19.0%	16.5%	20.8%	18.7%
Depreciation of property and equipment	3.3%	4.9%	4.9%	3.5%	5.2%	4.8%
Depreciation of right-of-use assets	1.6%	2.3%	2.3%	1.8%	2.4%	2.2%
Amortization of intangible assets	0.7%	1.4%	1.4%	0.9%	1.4%	1.4%
Operating margin from continuing operations [1]	10.3%	13.5%	11.3%	13.2%	12.3%	11.2%
Adjusted operating ratio[1]	89.8%	86.7%	89.6%	89.6%	88.3%	89.7%
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Q3 Highlights

•

Third quarter operating income from continuing operations of $192.8 million increased 65% from $117.0 million the same quarter last year benfitting from a continuing rebound in both economic activity and transportation demand following 2020’s pandemic-related weakness, as well as contributions from acquisitions, cost reductions enacted in response to the pandemic, strong execution across the organization, and an asset-light approach.

•	Net income from continuing operations of $132.8 million increased 60% compared to $83.1 million in Q3 2020.
•	Diluted earnings per share (diluted “EPS”) from continuing operations of $1.40 increased 56% compared to $0.90 in Q3 2020.
•	Adjusted net income[1], a non-IFRS measure, of $138.9 million increased 59% compared to $87.4 million in Q3 2020.
•	Adjusted diluted EPS[1], a non-IFRS measure, of $1.46 increased 55% compared to $0.94 in Q3 2020.
•	Net cash from continuing operating activities of $211.2 million increased 50% compared to $140.6 million in Q3 2020.
•	Free cash flow from continuing operations[1], a non-IFRS measure, of $168.8 million increased 38% compared to $122.2 million in Q3 2020.
•	The Company’s reportable segments performed as follows:
o	Package and Courier operating income increased 12% to $23.9 million, including a Canada Emergency Wage Subsidy (“CEWS”) of nil relative to $1.9 million in Q3 2020;
o

Less-Than-Truckload operating income increased 224% to $85.1 million, including a CEWS of nil relative to $6.0 million in Q3 2020 and a negative adjustment to the purchase price accounting of the UPS Freight acquisition of $10.8 million;

o	Truckload operating income decreased 1% to $55.8 million, including a CEWS of $0.2 million relative to $8.1 million in Q3 2020; and
o

Logistics operating income increased 102% to $45.3 million, including a CEWS of nil relative to $0.8 million in Q3 2020, and a bargain purchase gain of $12.0 million on adjustments to the purchase price accounting of the UPS Freight acquisition.

•

Corporate operating loss of $17.2 million includes a mark-to-market loss on DSUs of $5.5 million ($0.04 per share) as the share price increased from $91.19 to $102.18, as compared to a $2.7 million loss ($0.02 per share) in Q3 2020.

•	On September 15, 2021, the Board of Directors of TFI declared a quarterly dividend of $0.23 per share, compared to the $0.20 (CAD $0.26) per share dividend declared in Q3 2020.
•

On October 28, 2021, the Board of Directors of TFI approved a $0.27 per share quarterly dividend, a 17% increase over the previous quarterly dividend of $0.23 (CAD $0.29) per share, effective as of the next regular payment.

•	During the quarter, TFI International acquired Driving Force Decks and Tombro Trucking, and subsequent to the quarter completed the acquisition of Gunter Transportation and SGT 2000.

Refer to the section “Non-IFRS financial measures”.

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Management’s Discussion and Analysis

ABOUT TFI INTERNATIONAL

Services

TFI International is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following reportable segments:

•	Package and Courier;
•	Less-Than-Truckload (“LTL”);
•	Truckload (“TL”);
•	Logistics.

Seasonality of operations

The activities conducted by the Company are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter generally the weakest. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise.

Human resources

As at September 30, 2021 the Company had 28,884 employees in TFI International’s various business segments across North America. This compares to 16,754 employees as at September 30, 2020. The year-over-year increase of 12,131 is attributable to business acquisitions that added 15,387 employees offset by rationalizations affecting 3,256 employees mainly in the LTL segment. The Company believes that it has a relatively low turnover rate among its employees in Canada, and a normal turnover rate in the U.S. comparable to other U.S. carriers, and that its employee relations are very good.

Equipment

The Company believes it has the largest trucking fleet in Canada and a significant presence in the U.S. market. As at September 30, 2021, the Company had 13,433 tractors, 48,612 trailers and 9,857 independent contractors. This compares to 7,940 tractors, 25,720 trailers and 10,559 independent contractors as at September 30, 2020.

.

Facilities

TFI International’s head office is in Montréal, Québec and its executive office is in Etobicoke, Ontario. As at September 30, 2021, the Company had 561 facilities, as compared to 368 facilities as at September 30, 2020. Of these, 233 are located in Canada, including 153 and 80 in Eastern and Western Canada, respectively. The Company also had 316 facilities in the United States and 12 facilities in Mexico. In the last twelve months, 217 facilities were added from business acquisitions, and terminal consolidation decreased the total number of facilities by 24, mainly in the TL segment. In Q3 2021, the Company closed 4 sites.

Customers

The Company has a diverse customer base across a broad cross-section of industries with no single client accounting for more than 5% of consolidated revenue. Because of its customer diversity, as well as the wide geographic scope of the Company’s service offerings and the range of segments in which it operates, a downturn in the activities of an individual customer or customers in a particular industry would not be expected to have a material adverse impact on operations. The Company has forged strategic partnerships with other transport companies in order to extend its service offerings to customers across North America.

Revenue by Top Customers' Industry (47% of total revenue)
Retail	29%
Manufactured Goods	17%
Food & Beverage	8%
Services	8%
Automotive	7%
Building Materials	7%
Metals & Mining	7%
Chemicals & Explosives	5%
Energy	3%
Forest Products	3%
Waste Management	1%
Others	5%

(For the six-months ended June 30, 2021)

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Management’s Discussion and Analysis

CONSOLIDATED RESULTS

This section provides general comments on the consolidated results of operations. A more detailed analysis is provided in the “Segmented Results” section.

2021 business acquisitions

In line with its growth strategy, the Company has acquired five businesses during 2021.

On February 1, 2021, TFI International acquired Fleetway Transport Inc. (“Fleetway”). Based out of Brantford, Ontario, Fleetway is a full service provider of truckload and heavy-haul transportation solutions and logistics services.

On April 30, 2021, TFI International completed the acquisition of UPS Freight, the less-than-truckload (LTL) and dedicated truckload (TL) divisions of United Parcel Service, Inc. (NYSE: UPS). The LTL business representing approximately 90% of the acquired business operates independently under the new name of “TForce Freight”.

On June 1, 2021, TFI International acquired Procam International (“Procam”). Based in Quebec, Procam provides bulk transportation services primarily in the north eastern region of Canada and the United States.

On July 1, 2021, TFI International acquired Driving Force Decks International Ltd (“Driving Force”). Based in Abbotsford, British Columbia, Driving Force provides flat deck services through their asset-light, scalable model.

On July 16, 2021, TFI International acquired Tombro Trucking Limited (“Tombro”). Based out of Milton, Ontario, Tombro provides flat deck services primarily hauling freight such as brick, block, and precast.

Revenue

For the three months ended September 30, 2021, total revenue was $2,094.0 million, up 124%, or $1,157.9 million, from Q3 2020. The increase was mainly attributable to the contribution from business acquisitions of $1,106.4 million and from an increase of $51.5 million from existing operations, which included an increase in fuel surcharge revenue of $41.9 million. The average exchange rate used to convert TFI International’s revenue generated in CAD dollars increased this quarter (to US$0.7937) compared to the same quarter last year (US$0.7507) resulting in a positive currency impact of $33.5 million.

For the nine months ended September 30, 2021, total revenue was $5.08 billion, up 91%, or $2.42 billion, from Q3 2020. The increase was mainly attributable to the contribution from business acquisitions of $2.14 billion and from an increase of $276.9 million from existing operations, which included an increase in fuel surcharge revenue of $82.7 million.

Operating expenses from continuing operations

For the three months ended September 30, 2021, the Company’s operating expenses from continuing operations increased by $1,082.1 million, to $1,901.2 million, up from $819.1 million in Q3 2020. The increase is attributable almost entirely to $1,032.8 million from business acquisitions, and the remaining cost increase from existing operatings is in line with the increase in revenue from existing operations.

For the three months ended September 30, 2021, material and services expenses, net of fuel surcharge, decreased by 3.5 percentage points of revenue before fuel surcharge compared to the same period last year due mainly to business acquisitions.

For the three months ended September 30, 2021, personnel expense increased 185% to $618.0 million from $217.2 million in Q3 2020. The increase can be attributed to the impact from business acquisitions of $373.1 million, a reduction in the contribution from the Canada Emergency Wage Subsidy Program of $16.9 million, a mark-to-market loss on director share units (”DSUs”) of $5.5 million as the share price increased from USD $91.19 to USD $102.18, and an increase due to increased volumes in Q3 2021 as compared to the same prior year period.

Other operating expenses, which are primarily comprised of costs related to office and terminal rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses, increased by $75.1 million for the three months ended September 30, 2021 as compared to the same period last year, attributable primarily to the impact from business acquisitions of $76.7 million.

For the nine-month period ended September 30, 2021, the Company’s operating expenses from continuing operations increased by $2.12 billion from $2.36 billion in 2020 to $4.47 billion in 2021. The increase is mainly attributable to $1.88 billion from business acquisitions. Excluding the acquisitions the operating expenses as a percentage of total revenue decreased from 88.7% to 88.5%. The decrease is due to operating improvements, better fleet utilization and lower material and service expenses in the Company’s existing operations despite a mark-to-market loss on DSUs of $19.8 million, a reduction in the contribution from the Canada Emergency Wage Subsidy Program of $34.3 million, and transaction costs of $8.7 million.

Management’s Discussion and Analysis

Operating income from continuing operations

For the three months ended September 30, 2021, TFI International’s operating income from continuing operations rose by $75.8 million to $192.8 million as compared to $117.0 million in the same quarter in 2020. The operating margin from continuing operations as a percentage of revenue before fuel surcharge of 10.3% compared to 13.5% in Q3 2020. This decrease is due primarily to the acquisitions of lower margin businesses including UPS Freight and DLS Worldwide, mark-to-market loss on the DSUs of $5.5 million, acquisition related transaction costs of $0.7 million, and a reduction in the contribution from the Canada Emergency Wage Subsidy Program of $16.9 million.

For the nine months ended September 30, 2021, TFI International’s operating income from continuing operations rose by $305.4 million to $604.8 million as compared to $299.4 million in the same period in 2020. The operating margin from continuing operations as a percentage of revenue before fuel surcharge of 13.2% compared to 12.3% in the same prior year period.

Finance income and costs

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
Finance costs (income)	2021	2020*	2021	2020*
Interest expense on long-term debt	12,080	7,442	33,560	27,680
Interest expense on lease liabilities	3,602	3,141	10,118	9,371
Interest income and accretion on promissory note	(31)	(139)	(614)	(774)
Net change in fair value and accretion expense of contingent considerations	198	3	361	83
Net foreign exchange (gain) loss	201	(365)	(532)	(1,610)
Net change in fair value of interest rate derivatives	—	(234)	—	—
Net impact of early repayment of contingent consideration	—	—	(1,469)	—
Others	4,480	1,684	10,153	3,778
Net finance costs	20,530	11,532	51,577	38,528
*	Recasted for changes in presentation currency from Canadian dollar to U.S. dollar.

Interest expense on long-term debt

Interest expense on long-term debt for the three-month period ended September 30, 2021 was $4.6 million higher than the same quarter last year. The increase is mainly attributable to a higher average debt level of $1.61 billion for Q3 2021 compared to an average debt level of $0.96 billion in Q3 2020. This was offset slightly by a decrease in the average interest rate of 3.00% for the three months ended September 30, 2021 as compared to 3.10% the same period in the prior year.

Net foreign exchange gain or loss and net investment hedge

The Company designates as a hedge a portion of its U.S. dollar denominated debt held against its net investments in U.S. operations. This accounting treatment allows the Company to offset the designated portion of foreign exchange gain (or loss) of its debt against the foreign exchange loss (or gain) of its net investments in U.S. operations and present them in other comprehensive income. Net foreign exchange gains or losses recorded in income or loss are attributable to the translation of the U.S. dollar portion of the Company’s credit facilities not designated as a hedge and to the translation of other financial assets and liabilities denominated in currencies other than the functional currency. For the three-month period ended September 30, 2021, a loss of $27.7 million of foreign exchange variations (a loss of $24.0 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the three-month period ended September 30, 2020, a gain of $7.2 million of foreign exchange variations (a gain of $6.2 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

For the nine-month period ended September 30, 2021, a loss of $19.7 million of foreign exchange variations (a loss of $17.1 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge. For the nine-month period ended September 30, 2020, a loss of $11.0 million of foreign exchange variations (a loss of $9.5 million net of tax) was recorded to other comprehensive income as it relates to the translation of the debt in the net investment hedge.

Net change in fair value of derivatives and cash flow hedge

The fair values of the Company’s derivative financial instruments, which are used to mitigate foreign exchange and interest rate risks, are subject to market price fluctuations in foreign exchange and interest rates.

The Company previously designated the interest rate derivatives as a hedge of the variable interest rate instruments. Therefore, the effective portion of changes in fair value of the derivatives was recognized in other comprehensive income. For the three- and nine-month period ended September 30, 2021, the Company did not have any cash flow hedge positions. For the three-month period ended September 30, 2020, a gain of $0.3 million on change in fair value of interest rate derivatives (a gain of $0.3 million net of tax) was entirely designated as cash flow hedge and recorded to other comprehensive income as a change in the fair value of the cash flow hedge.

Management’s Discussion and Analysis

For the nine-month period ended September 30, 2020, a cumulatve loss of $3.5 million on change in fair value of interest rate derivatives was recognized, of which $3.2 million was designated as cash flow hedge and recorded to other comprehensive income as a change in the fair value of the cash flow hedge (a loss of $2.4 million net of tax).

Other Financial Expenses

For the three-month period ended September 30, 2021, other financial expenses increased $2.8 million to $4.5 million as compared to $1.7 million in the period in the prior year. For the nine-month period ended September 30, 2021, other financial expenses increased $6.4 million to $10.2 million as compared to $3.8 million in the period in the prior year.The increase for both the three- and nine-month periods is attributable to recurring bank charges and transaction fees primarily from the business acquisitions of DLS Worldwide (renamed “TFWW”) and TForce Freight.

Income tax expense

For the three months ended September 30, 2021, the Company’s effective tax rate was 22.9%. The income tax expense of $39.4 million reflects a $6.3 million favorable variance versus an anticipated income tax expense of $45.7 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is mainly due to favorable variations from tax deductions and tax exempt income of $7.3 million partially offset by a negative variation of $1.1 million for non deductible expenses.

For the nine months ended September 30, 2021, the Company’s effective tax rate was 18.5%. The income tax expense of $102.4 million reflects a $44.2 million favorable variance versus an anticipated income tax expense of $146.6 million based on the Company’s statutory tax rate of 26.5%. The favorable variance is mainly due to the tax exempt bargain purchase gain recorded on the acquisition of UPS Freight which resulted in a favorable variance of $32.9 million. The remaining favorable variance of $11.3 million is mainly due to favorable variations from tax deductions and tax exempt income of $13.7 million partially offset by a negative variation of $4.7 million for non deductible expenses.

Net income and adjusted net income

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Net income	132,840	83,101	450,825	189,347
Amortization of intangible assets related to business acquisitions, net of tax	8,365	8,822	27,812	25,065
Net change in fair value and accretion expense of contingent considerations, net of tax	146	2	266	61
Net change in fair value of derivatives, net of tax	—	(172)	—	—
Net foreign exchange (gain) loss, net of tax	148	(268)	(392)	(1,183)
Bargain purchase gain	(1,226)	—	(124,152)	(4,008)
Gain on sale of land and buildings and assets held for sale, net of tax	(1,403)	(1,690)	(4,635)	(8,460)
Gain on sale of intangible assets, net of tax	—	—	4	—
U.S. Tax Reform	—	(2,398)	—	5,512
Adjusted net income[1]	138,870	87,397	349,728	206,334
Adjusted EPS – basic[1]	1.49	0.96	3.75	2.35
Adjusted EPS – diluted[1]	1.46	0.94	3.66	2.31

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

For the three months ended September 30, 2021, TFI International’s net income was $132.8 million as compared to $83.1 million in Q3 2020. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $138.9 million as compared to $87.4 million in Q3 2020, an increase of 59% or $51.5 million. Adjusted EPS, fully diluted, increased by $0.52 to $1.46 from $0.94 in Q3 2020.

For the nine months ended September 30, 2021, TFI International’s net income was $450.8 million as compared to $189.3 million in Q3 2020. The Company’s adjusted net income1, a non-IFRS measure, which excludes items listed in the above table, was $349.7 million as compared to $206.3 million in Q3 2020, an increase of 69% or $143.4 million. Adjusted EPS, fully diluted, increased by $1.35 to $3.66 from $2.31 in Q3 2020.

1 Refer to the section “Non-IFRS financial measures”.

Management’s Discussion and Analysis

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended September 30, 2021
Revenue before fuel surcharge[1]	133,315	860,838	488,617	408,071	—	(20,583)	1,870,258
% of total revenue[2]	7%	47%	26%	20%			100%
Adjusted EBITDA[3]	30,349	130,989	109,563	42,291	(16,755)	—	296,437
Adjusted EBITDA margin[4]	22.8%	15.2%	22.4%	10.4%			15.9%
Operating income (loss)	23,861	85,144	55,753	45,299	(17,247)	—	192,810
Operating margin[4]	17.9%	9.9%	11.4%	11.1%			10.3%
Total assets less intangible assets	179,138	1,893,938	1,285,137	266,936	140,324	—	3,765,473
Net capital expenditures[5]	6,434	2,045	24,907	7	16	—	33,409
Three months ended September 30, 2020*
Revenue before fuel surcharge[1]	122,439	133,122	408,995	209,974	—	(7,579)	866,951
% of total revenue[2]	14%	16%	47%	23%			100%
Adjusted EBITDA[3]	27,717	38,578	101,348	30,351	(8,633)	—	189,361
Adjusted EBITDA margin[4]	22.6%	29.0%	24.8%	14.5%			21.8%
Operating income (loss)	21,392	26,249	56,047	22,435	(9,084)	—	117,039
Operating margin[4]	17.5%	19.7%	13.7%	10.7%			13.5%
Total assets less intangible assets	182,825	381,958	1,171,980	149,422	302,533		2,188,718
Net capital expenditures[5]	2,010	1,703	9,005	13	70	—	12,801
Nine months ended September 30, 2021
Revenue before fuel surcharge[1]	410,073	1,617,729	1,394,725	1,193,365	—	(35,530)	4,580,362
% of total revenue[2]	9%	36%	31%	24%			100%
Adjusted EBITDA[3]	91,350	274,452	319,332	126,540	(53,661)	—	758,013
Adjusted EBITDA margin[4]	22.3%	17.0%	22.9%	10.6%			16.5%
Operating income (loss)	71,728	309,908	168,385	109,925	(55,137)	—	604,809
Operating margin[4]	17.5%	19.2%	12.1%	9.2%			13.2%
Total assets less intangible assets	179,138	1,893,938	1,285,137	266,936	140,324	—	3,765,473
Net capital expenditures[5]	8,519	5,717	54,064	124	121	—	68,545
Nine months ended September 30, 2020*
Revenue before fuel surcharge[1]	327,396	381,770	1,146,702	601,137	—	(20,849)	2,436,156
% of total revenue[2]	13%	16%	47%	24%			100%
Adjusted EBITDA[3]	68,085	101,277	281,772	78,076	(23,159)	—	506,051
Adjusted EBITDA margin[4]	20.8%	26.5%	24.6%	13.0%			20.8%
Operating income (loss)	49,352	63,486	152,742	57,997	(24,132)	—	299,445
Operating margin[4]	15.1%	16.6%	13.3%	9.6%			12.3%
Total assets less intangible assets	182,825	381,958	1,171,980	149,422	302,533	—	2,188,718
Net capital expenditures[5]	14,140	6,258	18,837	205	124	—	39,564
*	Recasted for changes in presentation currency from Canadian dollar to U.S. dollar.

1 Includes intersegment revenue.

2 Segment revenue including fuel surcharge and intersegment revenue to consolidated revenue including fuel surcharge and intersegment revenue.

3 Refer to the section “Non-IFRS financial measures”

4 As a percentage of revenue before fuel surcharge.

5 Additions of rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property.

Management’s Discussion and Analysis

Package and Courier

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2021	%	2020*	%	2021	%	2020*	%
Total revenue	153,282		133,226		464,081		361,600
Fuel surcharge	(19,967)		(10,787)		(54,008)		(34,204)
Revenue	133,315	100.0%	122,439	100.0%	410,073	100.0%	327,396	100.0%
Materials and services expenses (net of fuel surcharge)	59,463	44.6%	57,271	46.8%	183,150	44.7%	148,626	45.4%
Personnel expenses	37,428	28.1%	32,054	26.2%	115,760	28.2%	93,731	28.6%
Other operating expenses	6,090	4.6%	5,366	4.4%	19,857	4.8%	16,911	5.2%
Depreciation of property and equipment	3,018	2.3%	2,881	2.4%	9,095	2.2%	8,371	2.6%
Depreciation of right-of-use assets	3,260	2.4%	3,209	2.6%	9,809	2.4%	9,661	3.0%
Amortization of intangible assets	209	0.2%	235	0.2%	717	0.2%	699	0.2%
(Gain) loss on sale of rolling stock and equipment	(13)	-0.0%	35	0.0%	(37)	-0.0%	53	0.0%
Gain on derecognition of right-of-use assets	(2)	-0.0%	(4)	-0.0%	(7)	-0.0%	(10)	-0.0%
Loss on sale of land and buildings and assets held for sale	-	-	—	-	—	-	2	0.0%
Loss on sale of intangible assets	1	0.0%	—	-	1	0.0%	—	-
Operating income	23,861	17.9%	21,392	17.5%	71,728	17.5%	49,352	15.1%
Adjusted EBITDA[1]	30,349	22.8%	27,717	22.6%	91,350	22.3%	68,085	20.8%
Return on invested capital[1]		23.2%		21.1%

*  Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

1 Refer to the section “Non-IFRS financial measures”.

Operational data
(unaudited)	Three months ended September 30				Nine months ended September 30
(Revenue in U.S. dollars)	2021	2020*	Variance	%	2021	2020*	Variance	%
Revenue per pound (including fuel)	$0.43	$0.34	$0.09	26.5%	$0.45	$0.35	$0.10	27.5%
Revenue per pound (excluding fuel)	$0.37	$0.31	$0.06	19.4%	$0.40	$0.32	$0.08	24.4%
Revenue per shipment (excluding fuel)	$6.25	$5.61	$0.64	11.4%	$6.24	$5.58	$0.66	11.9%
Tonnage (in thousands of metric tons)	163	179	(16)	-8.9%	469	466	3	0.7%
Shipments (in thousands)	21,314	21,806	(492)	-2.3%	65,676	58,669	7,007	11.9%
Average weight per shipment (in lbs.)	16.86	18.09	(1.23)	-6.8%	15.74	17.51	(1.76)	-10.1%
Vehicle count, average	1,068	1,031	37	3.6%	1,045	1,028	17	1.7%
Weekly revenue per vehicle (incl. fuel, in thousands of U.S. dollars)	$11.04	$9.94	$1.10	11.1%	$11.39	$9.02	$2.37	26.3%

*  Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Revenue

For the three months ended September 30, 2021, revenue increased by $10.9 million or 9%, from $122.4 million in 2020 to $133.3 million in 2021. This increase is attributable to an 11.4% increase in revenue per package (excluding fuel surcharge) combined with a 2.3% decrease in packages. Increase in revenue per package is attributable to a 19.4% increase in revenue per pound (excluding fuel surcharge) partly offset by a 6.8% decrease in average weight per package. The decrease in packages is mostly attributable to higher volumes in the first half of the quarter ended in September 2020 due to the pent up demand from the second quarter of 2020 caused by the COVID-19 pandemic associated shutdowns. The decrease in weight per package is mainly attributable to the decrease in retail volume brought about by the COVID-19 pandemic restrictions. Market capacities continue to be tight, resulting in increased pricing and an ongoing shift towards higher quality freight, leading to strong yield improvement as reflected by the increase in revenue per pound and revenue per package.

For the nine-months ended September 30, 2021, revenue increased by $82.7 million or 25.3%, from $327.4 million in 2020 to $410.1 million in 2021. This increase is mostly related to higher e-commerce volume that remains strong since the beginning of the COVID-19 situation, and to increases in business-to-business volume which is beginning to recover.

Operating expenses

For the three months ended September 30, 2021, materials and services expenses, net of fuel surcharge revenue, increased $2.2 million or 3.8%, mostly due to an $8.6 million increase in subcontractor costs offset by higher fuel surcharge revenue. Personnel expenses increased $5.4 million or 16.8%. This increase is due to a $1.8 million increase in direct labor, brought about by the increase in e-commerce volume, administrative salaries that increased $1.4 million year over year, caused by a workforce reduction in the third quarter of 2020, and a reduction in the Canada Emergency Wage Subsidy of $1.9 million when compared to the third quarter of 2020 as no amount is recognized in Q3.  Other operating expenses increased $0.7 million or 13.5%, primarily due to increased facilities costs.

For the nine-months ended September 30, 2021, materials and services expenses, net of fuel surcharge revenue, increased $34.5 million due to a $42.7 million increase in sub-contractor costs required to handle additional volume, partially offset by higher fuel surcharge revenue. Personnel expenses, as a percentage of revenue slightly decreased from 28.6% in 2020 to 28.2% in 2021 despite a $4.4 million reduction in Canada Emergency Wage Subsidy.

Management’s Discussion and Analysis

Other operating expenses increased $2.9 million in the first nine months of 2021, mainly due to a $2.0 million increase in facilities cost combined with a $0.6 million increase in IT and telecommunication cost.

Operating income

Operating income for the three months ended September 30, 2021, increased by $2.5 million or 11.5% compared to the third quarter of 2020 and the operating margin was 17.9% in the third quarter of 2021, an improvement when compared to 17.5% for the same period in 2020.  This year-over-year increase in the third quarter operating income was driven primarily by organic revenue growth, combined with the Company’s constant focus on improving the quality of freight, which resulted in operating leverage. The impact of business reopenings and shift in customer composition is being closely monitored to focus on driving yield and margin in preparation for the next peak season.

The return on invested capital1 increased 210 basis points, from 21.1% in the trailing twelve months ended in September 30, 2020, to 23.2% in the trailing twelve months ended September 30, 2021.  This is primarily due to the increase in operating income over the same period.

For the nine-month period ended September 30, 2021, operating income increased by $22.4 million to $71.7 million driven by organic growth and a constant focus on improving the quality of freight.

Less-Than-Truckload

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2021	%	2020*	%	2021	%	2020*	%
Total revenue	989,295		148,747		1,855,844		431,607
Fuel surcharge	(128,457)		(15,625)		(238,115)		(49,837)
Revenue	860,838	100.0%	133,122	100.0%	1,617,729	100.0%	381,770	100.0%
Materials and services expenses (net of fuel surcharge)	296,066	34.4%	63,944	48.0%	574,107	35.5%	185,194	48.5%
Personnel expenses	379,408	44.1%	26,848	20.2%	673,977	41.7%	82,919	21.7%
Other operating expenses	54,622	6.3%	3,954	3.0%	95,796	5.9%	13,006	3.4%
Depreciation of property and equipment	24,548	2.9%	4,733	3.6%	47,396	2.9%	14,521	3.8%
Depreciation of right-of-use assets	9,589	1.1%	5,468	4.1%	23,652	1.5%	17,009	4.5%
Amortization of intangible assets	2,556	0.3%	2,112	1.6%	7,273	0.4%	6,213	1.6%
Bargain Purchase Gain	10,774	1.3%	—	0.0%	(112,152)	-6.9%	—	0.0%
(Gain) loss on sale of rolling stock and equipment	193	0.0%	(146)	-0.1%	(65)	-0.0%	(457)	-0.1%
Gain on derecognition of right-of-use assets	(440)	-0.1%	(56)	-0.0%	(538)	-0.0%	(169)	-0.0%
(Gain) loss on sale of land and buildings and assets held for sale	(1,622)	-0.2%	16	0.0%	(1,625)	-0.1%	48	0.0%
Operating income	85,144	9.9%	26,249	19.7%	309,908	19.2%	63,486	16.6%
Adjusted EBITDA[1]	130,989	15.2%	38,578	29.0%	274,452	17.0%	101,277	26.5%

*  Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

1 Refer to the section “Non-IFRS financial measures”.

Management’s Discussion and Analysis

Operational data
(unaudited)	Three months ended September 30				Nine months ended September 30
(Revenue in U.S. dollars)	2021	2020*	Variance	%	2021	2020*	Variance	%
U.S. LTL
Revenue (in thousands of dollars)[1]	613,965	651	613,314	94211.1%	1,017,467	2,067	1,015,400	49124.3%
Adjusted Operating Ratio[3]	90.7%	88.2%			90.5%	88.4%
Revenue per hundredweight (excluding fuel)[1]	$28.77	-	$28.77		$28.15	-	$28.15
Revenue per shipment (excluding fuel)[1]	$301.41	-	$301.41		$293.98	-	$293.98
Tonnage (in thousands of tons)[1]	1,067	-	1,067		1,807	-	1,807
Shipments (in thousands)[1]	2,037	-	2,037		3,461	-	3,461
Average weight per shipment (in lbs)[1]	1,048	-	1,048		1,044	-	1,044
Average length of haul (in miles)[1]	1,095	-	1,095		1,080	-	1,080
Vehicle count, average	4,952	8	4,944	61800.0%	4,996	8	4,988	62350.0%
Return on invested capital[2]	-	-
Canadian LTL
Revenue (in thousands of dollars)	136,356	133,123	3,233	2.4%	412,194	381,761	30,433	8.0%
Adjusted Operating Ratio[3]	80.3%	80.3%			80.4%	83.4%
Revenue per hundredweight (excluding fuel)	$10.87	$9.79	$1.08	11.0%	$10.68	$9.64	$1.04	10.8%
Revenue per shipment (excluding fuel)	$217.13	$208.98	$8.15	3.9%	$222.09	$212.09	$10.00	4.7%
Tonnage (in thousands of tons)	627	680	(53)	-7.8%	1,930	1,980	(50)	-2.5%
Shipments (in thousands)	628	637	(9)	-1.4%	1,856	1,800	56	3.1%
Average weight per shipment (in lbs)	1,997	2,135	(138)	-6.5%	2,080	2,200	(120)	-5.5%
Average length of haul (in miles)	778	823	(45)	-5.5%	767	820	(53)	-6.5%
Vehicle count, average	830	878	(48)	-5.5%	846	916	(70)	-7.6%
Return on invested capital	16.7%	13.0%

*  Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

1 Operational statistics exclude figures from Ground Freight Pricing (“GFP”).

2 The Return on invested capital for the U.S. LTL is not disclosed as complete annual information is not yet available.

3  Refer to the section “Non-IFRS financial measures”.

4  The vehicle count, average for the nine month period was adjusted to calculate the average since the acquisition of UPS Freight on April 30, 2021.

Revenue

For the three months ended September 30, 2021, LTL revenue excluding fuel surcharge increased by $727.7 million to $860.8 million. This increase is mainly due to business acquisitions, including the LTL operations of UPS Freight, that generated $728.9 million of revenue excluding fuel surcharge.    The Company has identified hundreds of low yield accounts and has already implemented actions on selected accounts to increase the quality of the freight, with a focus on freight that fits the network and that the Company can serve efficiently.  In addition, the Company has implemented increases in its accessorial revenue to further improve the yield.  Revenue excluding fuel surcharge for the rest of the LTL segment decreased $1.2 million or -1%.  This decrease in revenue is due to a 3.4% decrease in shipments partially offset by a 2.6% increase in revenue per shipment (excluding fuel).  The year-over-year decrease in shipments is mostly attributable to the consolidation of two of the Company’s over-the-road divisions in the second quarter of 2020. The increase in revenue per shipment is the result of a 10.9% increase in revenue per hundredweight partially offset by a 7.5% decrease in average weight per shipment. Continuous improvement to shipment profile and focus on improving the quality of freight drove the yield improvement versus 2020.

For the nine-month period ended September 30, 2021, revenue increased $1,236 million relative to the same prior year period, to $1,618 million Before business acquisitions contributions of $1,215 million, revenue increased $21.0 million or 6% compared to the nine-month period ended September 30, 2020.

Operating expenses

For the three months ended September 30, 2021, materials and services expenses, net of fuel surcharge revenue, increased $232.1 million, including a $240.3 increase attributable to business acquisitions, partially offset by lower sub-contractor costs combined with higher fuel surcharge revenue. Personnel expenses increased $352.6 million, with $344.5 million of expense coming from business acquisitions and $8.0 million, or 30%, attributable mostly to a $6.0 million reduction in credits received from the Canada Emergency Wage Subsidy. Other operating expenses increased $50.7 million due primarly to business acquisitions.

For the nine-month period ended September 30, 2021, materials and services expenses, net of fuel surcharge revenue, increased by $388.9 million, with $399.2 attributable to business acquisitions and a decrease of $10.3 million, or 5.5%, mostly due to a $14.8 million increase in fuel surcharge revenue, partially offset by a $3.2 million increase in fuel cost.  Personnel expenses increased $591.1 million, with $572.5 million from business acquisition and $18.6 million mostly attributable to a $13.1 million reduction in credits received from the Canada Emergency Wage Subsidy combined with a $4.8 million

Management’s Discussion and Analysis

increase in direct labor cost.  Other operating expenses increased $82.8 million when compared to the same period in 2020, with $84.8 million related to business acquisitions and a decrease of $2.0 million mainly due to a $1.6 million reduction in real estate cost.

Operating income

Operating income for the three months ended September 30, 2021 increased $58.9 million to $85.1 million.  This increase includes a $57.1 million contribution from business acquisitions.  This contribution from business acquisitions includes a $10.8 million reduction to the operating income resulting from an adjustment to the deferred taxes in purchase price accounting of the UPS Freight acquisition that is offset in the bargain purchase gain.  Adjusted operating ratio of the Canadian LTL operations remained stable at 80.3% in the third quarter of 2021 when compared to the same quarter in 2020, despite a reduction of $6.0 million in Canada Emergency Wage Subsidy.  With the focus on improving freight profile by identifying shipments that fits our network, US LTL operations, mostly represented by the UPS Freight acquisition, achieved a 90.7% adjusted operating ratio in the third quarter of 2021 as a result of rapid moves to improve the quality of freight, yield, and operational efficiency and cost structure.

The return on invested capital of our Canadian based LTL segment was 16.7% in the third quarter of 2021, a 3.7% increase from 13.0% in the third quarter of 2020. That increase is mostly related to materially higher operating income, partially reduced because of higher invested capital.

For the nine-month period ended September 30, 2021, operating income increased $246.4 million including a contribution of $228.6 million from business acquisitions and an increase of $17.9 million, or 28%, from existing operations.  Even with a negative impact coming from a $13.1 million reduction in the Canada Emergency Wage Subsidy, the LTL operations were able to increase operating income by improving quality of revenue while maintaining the focus on cost control and routes optimization.

Truckload

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2021	%	2020*	%	2021	%	2020*	%
Total revenue	556,173		447,262		1,578,743		1,271,097
Fuel surcharge	(67,556)		(38,267)		(184,018)		(124,395)
Revenue	488,617	100.0%	408,995	100.0%	1,394,725	100.0%	1,146,702	100.0%
Materials and services expenses (net of fuel surcharge)	216,533	44.3%	169,429	41.4%	602,107	43.2%	465,560	40.6%
Personnel expenses	154,240	31.6%	125,465	30.7%	443,690	31.8%	367,331	32.0%
Other operating expenses	16,706	3.4%	13,802	3.4%	47,275	3.4%	38,014	3.3%
Depreciation of property and equipment	34,204	7.0%	34,067	8.3%	101,649	7.3%	101,873	8.9%
Depreciation of right-of-use assets	14,317	2.9%	8,121	2.0%	37,593	2.7%	22,174	1.9%
Amortization of intangible assets	5,304	1.1%	5,077	1.2%	15,620	1.1%	14,720	1.3%
Gain on sale of rolling stock and equipment	(8,302)	-1.7%	(1,004)	-0.2%	(17,408)	-1.2%	(5,656)	-0.5%
Gain on derecognition of right-of-use assets	(123)	-0.0%	(45)	-0.0%	(271)	-0.0%	(319)	-0.0%
Gain on sale of land and buildings and assets held for sale	(15)	-0.0%	(1,964)	-0.5%	(3,920)	-0.3%	(9,737)	-0.8%
Loss on sale of intangible assets	—	-	—	-	5	0.0%	—	-
Operating income	55,753	11.4%	56,047	13.7%	168,385	12.1%	152,742	13.3%
Adjusted EBITDA[1]	109,563	22.4%	101,348	24.8%	319,332	22.9%	281,772	24.6%
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Management’s Discussion and Analysis

Operational data	Three months ended September 30				Nine months ended September 30
(unaudited)	2021	2020*	Variance	%	2021	2020*	Variance	%
U.S. based Conventional TL
Revenue (in thousands of U.S. dollars)	201,906	166,413	35,493	21.3%	547,040	471,115	75,925	16.1%
Adjusted operating ratio	91.9%	91.2%			92.6%	92.1%
Total mileage (in thousands)	91,645	91,443	202	0.2%	265,535	262,922	2,613	1.0%
Tractor count, average	3,542	3,028	514	17.0%	3,243	2,955	288	9.7%
Trailer count, average	12,262	11,294	968	8.6%	11,674	10,916	758	6.9%
Tractor age	3.1	2.3	0.8	33.8%	3.1	2.3	0.8	33.8%
Trailer age	7.7	6.4	1.3	20.0%	7.7	6.4	1.3	20.0%
Number of owner operators, average	448	578	(130)	-22.5%	493	493	-	—
Return on invested capital	5.6%	5.2%
Canadian based Conventional TL
Revenue (in thousands of U.S. dollars)	59,106	51,589	7,517	14.6%	176,391	147,921	28,470	19.2%
Adjusted operating ratio	88.4%	85.7%			87.6%	86.7%
Total mileage (in thousands)	20,839	21,870	(1,031)	-4.7%	65,769	66,117	(348)	-0.5%
Tractor count, average	594	591	3	0.5%	610	601	9	1.5%
Trailer count, average	2,695	2,761	(66)	-2.4%	2,711	2,791	(80)	-2.9%
Tractor age	2.6	2.2	0.4	18.5%	2.6	2.2	0.4	18.5%
Trailer age	5.5	5.5	—	-0.4%	5.5	5.5	—	-0.4%
Number of owner operators, average	291	298	(7)	-2.3%	300	297	3	1.0%
Return on invested capital	12.4%	11.6%
Specialized TL
Revenue (in thousands of U.S. dollars)	229,561	192,155	37,406	19.5%	676,041	530,562	145,479	27.4%
Adjusted operating ratio	85.8%	83.3%			84.9%	83.7%
Tractor count, average	2,338	2,219	119	5.4%	2,319	2,023	296	14.6%
Trailer count, average	6,783	6,594	189	2.9%	6,688	6,128	560	9.1%
Tractor age	3.8	4.5	(0.7)	-16.3%	3.8	4.5	(0.7)	-16.3%
Trailer age	12.7	13.2	(0.5)	-3.8%	12.7	13.2	(0.5)	-3.8%
Number of owner operators, average	1,174	1,122	52	4.6%	1,097	1,111	(14)	-1.3%
Return on invested capital	10.8%	9.5%

*  Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

1  Refer to the section “Non-IFRS financial measures”.

During Q3 2021, Driving Force and Tombro were acquired and incorporated in the Truckload segment.

Revenue

For the three months ended September 30, 2021, TL revenue excluding fuel surcharge increased by $79.6 million or 19%, from $409.0 million in 2020 to $488.6 million in 2021. This increase is mainly due to business acquisitions’ contribution of $72.5 million and an increase in revenue from existing operations of $7.1 million. For conventional TL operations in the U.S., revenue increased by $35.5 million or 21.3% compared to prior year period, due primarily to $47.2 million in revenue contributed by TForce Freight’s TL division, offset by a decline in revenue from existing U.S. TL operations. The strong pricing and tight capacity in the U.S. market led to a 17.5% improvement year over year in revenue per mile. Miles per tractor declined by 9.4%, which is attributable to unseated tractors resulting from limited driver availability. For the three months ended September 30, 2021, excluding business acquisition impact and despite a 17% reduction in the tractor fleet, average unseated tractors percentage in the U.S. TL segment remains significant at 12.2%, compared to 13.4% in the third quarter of 2020. For conventional TL operations in Canada, revenue increased by $7.5 million, or 14.6% compared to the prior year period. The increase was due to a 6.3% improvement in revenue per tractor, driven by a 11.1% improvement in revenue per mile and a 4.3% decrease in miles per tractor. For Specialized TL, revenue increased by $37.4 million, or 19.5%, compared to the prior year period.

For the nine months ended September 30, 2021, TL revenue increased by $248.0 million or 22%, from $1,146.7 million in 2020 to $1,394.7 million in 2021. This increase is mainly due to recent business acquisitions’ contribution of $186.0 million and an increase in revenue from existing operations of $62.0 million.

Operating expenses

For the three months ended September 30, 2021, operating expenses, net of fuel surcharge, increased by $79.9 million or 23%, from $352.9 million in 2020 to $432.9 million in 2021. Material and services expenses, net of fuel surcharge, increased by 28% compared to the third quarter of 2020. Personnel expenses and other operating expenses increased by 23% and 21%, respectively, in the third quarter year over year. Included in the personnel expense variance is a $7.8 million decrease in the Canada Emergency Wage Subsidy, down from $8.1 million in the third quarter of 2020.

For the nine months ended September 30, 2021, TL operating expenses, net of fuel surcharge, increased by $232.4 million or 23%, from $994.0 million in 2020 to $1,226 million in 2021. The Company continues to improve its cost structure and increase the efficiency and profitability of its existing fleet and network of independent contractors.

Management’s Discussion and Analysis

Operating income

The TL segment’s operating ratio was 88.6% for the three months ended September 30, 2021, as compared to 86.3% in 2020. Operating income in the TL segment was $55.8 million for the three months ended September 30, 2021, down from $56.0 million in the same prior year period, and this includes a $4.6 million operating loss generated by TForce Freight’s TL division, and a $7.8 million decrease in the Canada Emergency Wage Subsidy, down from $8.1 million in the third quarter of 2020.

For the nine months ended September 30, 2021, the TL segment increased its operating income by $15.6 million or 10%, from $152.7 million in 2020 to $168.4 million in 2021. The increase is due primarily to the contribution from acquisitions and to increased efficiency in existing operations, and is despite a $14.9 million reduction in credits received from the Canada Emergency Wage Subsidy.

The return on invested capital1 for U.S. based and Canadian Based Conventional TL was 5.6% and 12.4%, respectively, compared to 5.2% and 11.6%, respectively for the same prior year period, reflecting steady income generated on the same levels of assets deployed. The return on invested capital1 for the Specialized TL segment increased to 10.8% as compared to 9.5% in the same prior year period due primarily to an increase in operating income.

Logistics

(unaudited)	Three months ended September 30				Nine months ended September 30
(in thousands of U.S. dollars)	2021	%	2020*	%	2021	%	2020*	%
Total revenue	418,780		214,995		1,220,986		617,441
Fuel surcharge	(10,709)		(5,021)		(27,621)		(16,304)
Revenue	408,071	100.0%	209,974	100.0%	1,193,365	100.0%	601,137	100.0%
Materials and services expenses (net of fuel surcharge)	307,659	75.4%	147,935	70.5%	900,682	75.5%	426,427	70.9%
Personnel expenses	29,342	7.2%	21,813	10.4%	87,104	7.3%	69,198	11.5%
Other operating expenses	28,785	7.1%	9,918	4.7%	79,299	6.6%	28,029	4.7%
Depreciation of property and equipment	394	0.1%	552	0.3%	1,206	0.1%	1,740	0.3%
Depreciation of right-of-use assets	3,462	0.8%	3,249	1.5%	10,501	0.9%	10,066	1.7%
Amortization of intangible assets	5,136	1.3%	4,115	2.0%	16,908	1.4%	12,281	2.0%
Bargain purchase gain	(12,000)	-2.9%	—	—	(12,000)	-1.0%	(4,008)	-0.7%
(Gain) loss on sale of rolling stock and equipment	(6)	-0.0%	(10)	-0.0%	—	—	5	0.0%
Gain on derecognition of right-of-use assets	—	—	(33)	-0.0%	(260)	-0.0%	(598)	-0.1%
Operating income	45,299	11.1%	22,435	10.7%	109,925	9.2%	57,997	9.6%
Adjusted EBITDA[1]	42,291	10.4%	30,351	14.5%	126,540	10.6%	78,076	13.0%
Return on invested capital		24.3%		18.0%

*  Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

1 Refer to the section “Non-IFRS financial measures”.

Revenue

For the three months ended September 30, 2021, revenue increased by $198.1 million, or 94%, from $210.0 million in 2020 to $408.1 million in 2021. This increase is mainly due to business acquisitions contributions of $192.3 million, primarily from the acquisition of DLS Worldwide during the fourth quarter of 2020, and to an increase of $5.8 million, or 3% compared to the same prior year period, mainly coming from the 3PL volume improvement and the continuation of the strong performance of e-commerce activities in Canada.

For the nine-month period ended September 30, 2021, revenue increased by $592.2 million, or 99%, from $601.1 million in 2020 to $1,193 million. The increase is attributable to the contribution from business acquisitions of $549.1 million and $43.1 million, or 7%, from existing operations.

Approximately 77% (2020 – 64%) of the Logistics segment’s revenues in the quarter were generated from operations in the U.S. and approximately 23% (2020 – 36%) were generated from operations in Canada and Mexico.

Operating expenses

For the three months ended September 30, 2021, total operating expenses, net of fuel surcharge increased by $175.2 million, or 93% relative to the same prior year period, from $187.5 million to $362.8 million. Business acquisitions accounted for $173.2 million and total operating expenses, net of fuel surcharge increased by $2.0 million for existing operations. For the existing operations, materials and services expenses (net of fuel surcharge) increased by $4.9 million related to revenue growth. This was partially offset by a $2.6 million reduction in other operating expense.

For the nine-month period ended September 30, 2021, total operating expenses, net of fuel surcharge increased by $540.3 million, or 99% relative to the same prior year period, from $543.1 million to $1,083 million. Business acquisitions accounted for $517.8 million and total operating expenses, net of fuel surcharge increased by $22.5 million from existing operations. For the existing operations, materials and services expenses (net of fuel surcharge) increased by $28.4 million related to revenue growth. This was partially offset by $1.2 million in reduced real estate cost and a $5.5 million reduction from other operating expense optimization.

Management’s Discussion and Analysis

Operating income

Operating income for the three months ended September 30, 2021 increased by $22.9 million, or 102%, from $22.4 million to $45.3 million. Excluding operating income from business acquisitions of $19.1 million, which includes a bargain purchase gain of $12.0 million related to adjustments in the purchase price accounting of the TForce Freight acquisition, operating margin increased by $3.8 million, or 150 basis points from 10.7% in 2020 to 12.2% in 2021, mainly as a result of better-quality revenue and cost efficiency measures from the Company’s last mile operations.

For the nine-month period ended September 30, 2021, operating income increased by $51.9 million, or 90%. Excluding business acquisitions, operating income increased by $20.6 million, or 36%.

The return on invested capital1 increased to 24.3% from 18.0% in the same prior year period. This increase is due primarily to the business acquistion of TFWW and organic growth combined with operating margin expansion in existing operations.

LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of cash

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Sources of cash:
Net cash from continuing operating activities	211,212	140,649	665,018	445,934
Proceeds from sale of property and equipment	23,726	10,100	70,334	28,167
Proceeds from sale of assets held for sale	2,665	6,213	9,366	18,232
Net variance in cash and bank indebtedness	51,906	—	—	—
Net proceeds from long-term debt	—	—	664,869	—
Proceeds from the issuance of common shares	—	207,798	—	425,350
Others	2,873	10,039	21,620	45,049
Total sources	292,382	374,799	1,431,207	962,732
Uses of cash:
Purchases of property and equipment	68,822	37,754	167,078	82,017
Business combinations, net of cash acquired	23,360	28,574	913,286	83,597
Net variance in cash and bank indebtedness	—	267,424	66,332	280,319
Net repayment of long-term debt	101,296	2,770	—	368,094
Repayment of lease liabilities	31,798	21,185	83,301	60,179
Dividends paid	21,260	16,853	63,980	49,170
Repurchase of own shares	8,179	—	91,290	38,021
Others	37,667	239	45,940	1,335
Total usage	292,382	374,799	1,431,207	962,732
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Cash flow from continuing operating activities

For the nine-month period ended September 30, 2021, net cash from continuing operating activities increased by 49% to $665.0 million from $445.9 million in 2020. This $219.1 million increase is attributable to an increase in net income of $261.5 million, an increase in add backs from depreciation and amortization of $62.6 million, and an increase of $47.6 million from improvements in net change in working capital primarily attributable to working capital improvements in recently acquired businesses, net of an increase in income taxes paid of $86.2 million and the exclusion of the bargain purchase gain of $124.2 million. The increases in taxes paid is attributable primarily to exceeding estimated performance in 2020, and greater tax installments made in 2021 than 2020 due to higher expected profits.

Refer to the section “Non-IFRS financial measures”.

Management’s Discussion and Analysis

Cash flow used in investing activities

Property and equipment

The following table presents the additions of property and equipment by category for the three and nine-month periods ended September 30, 2021 and 2020.

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Additions to property and equipment:
Purchases as stated on cash flow statements	68,822	37,754	167,078	82,017
Non-cash adjustments	—	(2,947)	(2,500)	401
	68,822	34,807	164,578	82,418
Additions by category:
Land and buildings	11,616	11,775	24,963	14,276
Rolling stock	54,213	21,368	131,212	59,916
Equipment	2,993	1,664	8,403	8,226
	68,822	34,807	164,578	82,418
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

The Company invests in new equipment to maintain its quality of service while minimizing maintenance costs. Its capital expenditures reflect the level of reinvestment required to keep its equipment in good order and to maintain a strategic allocation of its capital resources. The increase in additions in 2021 compared to 2020 is due to the reduction of capital expenditures during the beginning of the pandemic in 2020.The procurement of equipment remains difficult in 2021 as manufacturing and supply chain challenges have resulted in delays in receiving equipment.

In the normal course of activities, the Company constantly renews its rolling stock equipment generating regular proceeds and gain or loss on disposition. The following table indicates the proceeds and gains or losses from sale of property and equipment and assets held for sale by category for the three- and nine-month periods ended September 30, 2021 and 2020.

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Proceeds by category:
Land and buildings	2,594	6,082	8,630	17,821
Rolling stock	23,784	10,133	71,017	28,393
Equipment	13	98	53	185
	26,391	16,313	79,700	46,399
Gains (losses) by category:
Land and buildings	1,617	1,947	5,340	9,748
Rolling stock	8,178	1,213	17,867	6,102
Equipment	(30)	(87)	(151)	(108)
	9,765	3,073	23,056	15,742
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Business acquisitions

For the nine-month period ended September 30, 2021, cash used in business acquisitions, net of cash acquired, totalled $913.3 million to acquire five businesses. Refer to the section of this report entitled “2021 business acquisitions” and further information can be found in note 5 of the September 30, 2021 unaudited condensed consolidated interim financial statements.

Cash flow used in financing activities

Debt

On January 13, 2021, the Company received $500 million in proceeds from the issuance and sale of an aggregate amount of $500 million of unsecured senior notes consisting of four tranches maturing between January 2029 and January 2036 and bearing interest between 3.15% and 3.50%.

On July 2, 2021, the Company received $100 million in proceeds from the issuance of new debt taking the form of unsecured senior notes consisting of two tranches maturing on July 2, 2029 and July 2, 2033, bearing fixed interest of 2.87% and 3.34%.

On July 14, 2021, the Company received $30 million in proceeds from the issuance of new debt taking the form of unsecured senior notes consisting of two tranches maturing on July 14, 2029 and July 14, 2033, bearing fixed interest of 2.89% and 3.37%.

The three debts described above are subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s syndicated revolving credit agreement as described in note 26(f) of the 2020 annual consolidated financial

Management’s Discussion and Analysis

statements, except the definition of funded debt where cash up to $100 million shall be reduced from the total amount of the funded debt. This definition change is in effect since September 30, 2021

On August 16, 2021, the Company extended its credit facility until  August 16, 2025. Under the new extension, CAD availability is increased by CAD $10 million and USD availability increased by USD $50 million. Based on certain ratios, the interest rate will be the sum of the banker’s acceptance rate, or Libor rate on US$ denominated debt, plus an applicable margin, which can vary between 113 basis points and 175 basis points. The applicable margin on the credit facility is currently 1.25%. The Company is subject to certain covenants regarding the maintenance of financial ratios. These are the same covenants as previously required by the Company’s revolving credit facility agreement and described in note 26(f) of the 2020 annual consolidated financial statements with the exception of the definition of funded debt where unrestricted cash shall be reduced from the total amount of the funded debt.

Common shares

On February 13, 2020, the Company issued 6,900,000 common shares in the United States and Canada as part of its initial public offering in the United States raising net proceeds of $217.6 million.

On August 11, 2020, the Company issued 5,060,000 common shares in the United States and Canada raising net proceeds of $207.8 million.

NCIB on common shares

Pursuant to the renewal of the normal course issuer bid (“NCIB”), which began on October 14, 2020 and expired on October 13, 2021, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at September 30, 2021, and since the inception of this NCIB, the Company has repurchased and cancelled 1,157,862 common shares.

Subsequent to quarter end, the NCIB was renewed for a twelve-month period beginning on November 2, 2021 and ending on November 1, 2022. Under this renewal, the Company may purchase for cancellation a maximum of 7,000,000 common shares under certain conditions.

For the nine-month period ended September 30, 2021, the Company repurchased 1,157,862 common shares (as compared to 1,542,155 during the same period in 2020) at a weighted average price of $78.84 per share (as compared to $24.64 in the prior year period) for a total purchase price of $91.3 million (as compared to $38.0 million the prior year period).

Free cash flow from continuing operations

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Net cash from continuing operating activities	211,212	140,649	665,018	445,934
Additions to property and equipment	(68,822)	(34,807)	(164,578)	(82,418)
Proceeds from sale of property and equipment	23,726	10,100	70,334	28,167
Proceeds from sale of assets held for sale	2,665	6,213	9,366	18,232
Free cash flow from continuing operations	168,781	122,155	580,140	409,915
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

The Company's objectives when managing its cash flow from operations are to ensure proper capital investment in order to provide stability and competitiveness for its operations, to ensure sufficient liquidity to pursue its growth strategy, and to undertake selective business acquisitions within a sound capital structure and a solid financial position.

For the nine-month period ended September 30, 2021, TFI International generated free cash flow from continuing operations of $580.1 million, compared to $409.9 million in 2020, which represents a year-over-year increase of $170.2 million, or 42%. The $219.1 million increase in net cash from continuing operating activites is attributable to an increase in net income of $261.5 million, an increase in add backs from depreciation and amortization of $62.6 million, and an increase of $47.6 million from improvements in net change in working capital primarily attributable to working capital improvements in recently acquired businesses, net of an increase in income taxes paid of $86.2 million and the exclusion of the bargain purchase gain of $124.2 million. The additions to property and equipment increased by $82.2 million as compared to the same prior year period as a result of implementing delayed capital expenditures from 2020. The proceeds from the sale of property and equipment and assets held for sale increased by $33.3 million as compared to the same prior year period, due to the replenishment of the fleet.

Free cash flow conversion1, which measures the level of capital employed to generate earnings, for the nine months ended September 30, 2021 of 91.0% compares to 92.2% in the same prior year period, as net capital expenditures in 2020 were delayed.

Based on the September 30, 2021 closing share price of $102.18, the free cash flow generated by the Company in the preceeding twelve months ($714.9 million) represented a yield of 7.5%.

Management’s Discussion and Analysis

Financial position

(unaudited) (in thousands of U.S. dollars)	As at September 30, 2021	As at December 31, 2020	As at December 31, 2019*
Intangible assets	1,770,793	1,749,773	1,505,160
Total assets, less intangible assets	3,765,473	2,099,591	2,003,660
Long-term debt	1,535,372	872,544	1,343,307
Lease liabilities	429,234	355,986	355,591
Shareholders' equity	2,116,245	1,790,177	1,159,292
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Compared to December 31, 2020, the Company’s total assets, less intangible assets, lease liabilities and long-term debt increased, as a result of the acquisition of TForce Freight and the new debt of $500 million issued during the first quarter of 2021, and $130 million issued during the third quarter of 2021. The proceeds of the new debt were partially used to repay existing revolver debt and the remaining amount was being held as cash and used to finance the acquisition of TForce Freight.

Contractual obligations, commitments, contingencies and off-balance sheet arrangements

The following table indicates the Company’s contractual obligations with their respective maturity dates at September 30, 2021, excluding future interest payments.

(unaudited) (in thousands of U.S. dollars)	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Unsecured revolving facility – August 2025	171,286	—	—	171,286	—
Unsecured term loan – June 2022	324,059	324,059	—	—	—
Unsecured debenture – December 2024	158,078	—	—	158,078	—
Unsecured senior notes – December 2026 to 2036	780,000	—	—	—	780,000
Conditional sales contracts	106,683	38,776	53,194	14,708	5
Lease liabilities	429,234	114,970	163,588	73,916	76,760
Total contractual obligations	1,969,340	477,805	216,782	417,988	856,765

On January 13, 2021, the Company received $500 million in proceeds from new debt taking the form of unsecured senior notes consisting of four tranches maturing between January 2029 and January 2036 and bearing interest between 3.15% and 3.50%.

On July 2, 2021, the Company received $100 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of two tranches maturing on July 2, 2029 and July 2, 2033, bearing fixed interest of 2.87% and 3.34%.

On July 14, 2021, the Company received $30 million in proceeds from the issuance of a new debt taking the form of unsecured senior notes consisting of two tranches maturing on July 14, 2029 and July 14, 2033, bearing fixed interest of 2.89% and 3.37%.

On April 30, 2021, the Company acquired UPS Freight, recording $100.9 million of lease liabilities.

The unsecured term loan of $324.1 million is recognized as a current liability as it matures less than a year. The Company has adequate available liquidity through its revolving credit facilities, $818.0 as at September 30, 2021, to repay the unsecured term loan.

The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of the new standard IFRS 16 Leases:

Covenants	Requirements	As at September 30, 2021
Funded debt-to- EBITDA ratio [ratio of total debt, net of cash, plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including last twelve months adjusted EBITDA from business acquisitions]	< 3.50	1.58
EBITDAR Coverage Ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	5.31

As at September 30, 2021, the Company had $47.6 million of outstanding letters of credit ($29.5 million on December 31, 2020).

As at September 30, 2021, the Company had $156.9 million of purchase commitments and $25.3 million of purchase orders that the Company intends to enter into a lease that is expected to materialize within a year (December 31, 2020 – $117.1 million and $44.1 million, respectively).

Management’s Discussion and Analysis

Dividends and outstanding share data

Dividends

The Company declared $21.4 million in dividends, or $0.23 per common share, in the third quarter of 2021. The Board of Directors approved a quarterly dividend of $0.27 per outstanding common share of the Company’s capital, for an expected aggregate payment of $25.1 million to be paid on January 14, 2022 to shareholders of record at the close of business on December 31, 2021.

Outstanding shares and share-based awards

A total of 93,046,893 common shares were outstanding as at September 30, 2021 (December 31, 2020 – 93,397,985). There was no material change in the Company’s outstanding share capital between September 30, 2021 and October 28, 2021.

As at September 30, 2021, the number of outstanding options to acquire common shares issued under the Company’s stock option plan was 2,166,960 (December 31, 2020 – 2,982,514) of which 1,811,284 were exercisable (December 31, 2020 – 2,111,364). Each stock option entitles the holder to purchase one common share of the Company at an exercise price based on the volume-weighted average trading price of the Company’s shares for the last five trading days immediately preceding the effective date of the grant.

As at September 30, 2021, the number of restricted share units (‘’RSUs’’) granted under the Company’s equity incentive plan to its senior employees was 390,629 (December 31, 2020 – 299,075). On February 8, 2021, the Board of Directors approved the grant of 78,122 RSUs under the Company’s equity incentive plan. In addition, on April 27, 2021 the Company granted 12,924 RSUs to the Board of Directors in accordance with the changes made to director compensation.The RSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

As at September 30, 2021, the number of performance share units (‘’PSUs’’) granted under the Company’s equity incentive plan to its senior employees was 225,530 (December 31, 2020 –147,121). On February 8, 2021, the Board of Directors approved the grant of 78,122 PSUs under the Company’s equity incentive plan. The PSUs will vest in February of the third year following the grant date. Upon satisfaction of the required service period, the plan provides for settlement of the award through shares.

Legal proceedings

The Company is involved in litigation arising from the ordinary course of business primarily involving claims for bodily injury and property damage. It is not feasible to predict or determine the outcome of these or similar proceedings. However, the Company believes the ultimate recovery or liability, if any, resulting from such litigation individually or in total would not materially adversely nor positively affect the Company’s financial condition or performance and, if necessary, has been provided for in the financial statements.

OUTLOOK

The North American economy has continued its gradual recovery following the 2020 onset of the Coronavirus (COVID-19) pandemic. By the third quarter of 2021, most end markets served by TFI International had fully recovered and many surpassed pre-pandemic strength. While most economists currently forecast continued healthy GDP growth into 2022, macro uncertainty persists due to the COVID-19 Delta Variant, rising energy prices, global supply chain challenges including those related to bottlenecks at the Port of Los Angeles, and persistent labor shortages resulting in higher wage expense.

TFI International successfully navigated the challenges presented by the pandemic and management remains vigilant in its monitoring for new potential risks. These include the aforementioned Delta Variant and the potential economic disruption it may cause from new vaccination requirements and social distancing mandates. Along with the other macro risks related to energy prices, supply chain disruption and driver availability, these factors may cause additional rounds of declining freight volumes, adversely affect TFI’s operating companies and the markets they serve. Additional uncertainties include but are not limited to policy changes surrounding international trade, environmental mandates and changes to the tax code in any jurisdictions in which TFI International operates.

While the December quarter typically reflects seasonal weakness, management believes the Company is poised for continued strong year-over-year performance for the remainder of 2021 despite the end of the Canada Emergency Wage Subsidy, due to its focus on efficiency and its lean cost structure, partially reflecting cost reduction measures enacted in 2020 in response to the pandemic, as well as a longstanding focus on profitability, efficiency, and the rationalization of assets to avoid internal overcapacity. TFI is particularly well positioned to benefit from the expansion of e-commerce, which provides both growth and margin expansion opportunities for its P&C and Logistics business segments, and from potential future strength in the industrial economy which benefits its Specialized TL and LTL businesses. The company also continues to have material opportunities for growth and cost synergies / cost reductions related to this year’s acquisition of UPS Freight (now TForce Freight).

Under normalized economic conditions, TFI International’s favorable positioning, which was significantly enhanced by this year’s acquisition of UPS Freight, should enable the Company to produce even stronger results than in past years. Longer term, regardless of the operating environment, management’s goal is to build shareholder value through consistent adherence to its operating principles, including the intense customer focus exhibited

Management’s Discussion and Analysis

by its many dedicated professionals, its asset-light approach to the business, continual efforts to enhance efficiencies including a focus on freight quality, a keen focus on free cash flow generation, and maintaining strong liquidity and a conservative balance sheet.

SUMMARY OF EIGHT MOST RECENT QUARTERLY RESULTS

(unaudited) - (in millions of U.S. dollars, except per share data)
	Q3’21	Q2’21	Q1’21	Q4’20	Q3’20*	Q2’20*	Q1’20*	Q4’19*
Total revenue	2,094.0	1,836.7	1,148.8	1,122.0	936.1	798.5	924.5	989.0
Adjusted EBITDA[1]	296.4	285.4	176.2	193.5	189.4	167.6	149.1	163.4
Operating income from continuing operations	192.8	310.3	101.7	117.1	117.0	95.1	87.3	94.1
Net income	132.8	251.1	66.9	86.3	83.1	50.5	55.8	56.7
EPS – basic	1.43	2.69	0.72	0.92	0.91	0.58	0.66	0.70
EPS – diluted	1.40	2.63	0.70	0.91	0.90	0.57	0.65	0.68
Net income from continuing operations	132.8	251.1	66.9	86.3	83.1	50.5	55.8	58.0
EPS from continuing operations – basic	1.43	2.69	0.72	0.92	0.91	0.58	0.66	0.71
EPS from continuing operations – diluted	1.40	2.63	0.70	0.91	0.90	0.57	0.65	0.70
Adjusted net income[1]	138.9	137.2	73.6	93.4	87.5	67.2	52.6	60.1
Adjusted EPS - diluted[1]	1.46	1.44	0.77	0.98	0.94	0.76	0.61	0.72
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

1 Refer to the section “Non-IFRS financial measures”.

The differences between the quarters are mainly the result of seasonality (softer in Q1) and business acquisitions. The decline in Q2 2020 is due to COVID-19 related business interruptions.

NON-IFRS FINANCIAL MEASURES

Financial data have been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets, on sale of business and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Operating income (loss) from continuing operations: Net income or loss from continuing operations before finance income and costs and income tax expense, as stated in the consolidated interim financial statements.

This MD&A includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of IFRS and non-IFRS measures used in this MD&A and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, gain or loss on sale of land and buildings, assets held for sale and intangible assets and U.S. Tax Reform. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability

Management’s Discussion and Analysis

of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. See reconciliation on page 7.

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

Adjusted EBITDA: Net income from continuing operations before finance income and costs, income tax expense, depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Segmented adjusted EBITDA refers to operating income (loss) from continuing operations before depreciation, amortization, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Net income from continuing operations	132,840	83,101	450,825	189,347
Net finance costs	20,530	11,532	51,577	38,528
Income tax expense	39,440	22,406	102,407	71,570
Depreciation of property and equipment	62,288	42,324	159,713	126,767
Depreciation of right-of-use assets	30,640	20,059	81,592	58,878
Amortization of intangible assets	13,561	11,887	41,590	34,656
Bargain purchase gain	(1,226)	—	(124,152)	(4,008)
Loss on sale of land and buildings	7	—	10	1
Gain loss on sale of assets held for sale	(1,644)	(1,948)	(5,555)	(9,688)
Loss on sale of intangible assets	1	—	6	—
Adjusted EBITDA	296,437	189,361	758,013	506,051
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Segmented adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Package and Courier
Operating income	23,861	21,392	71,728	49,352
Depreciation and amortization	6,487	6,325	19,621	18,731
Loss on sale of land and buildings	—	—	—	1
Loss on sale of assets held for sale	—	—	—	1
Loss on sale of intangible assets	1	—	1	—
Adjusted EBITDA	30,349	27,717	91,350	68,085
Less-Than-Truckload
Operating income	85,144	26,249	309,908	63,486
Depreciation and amortization	36,693	12,313	78,321	37,743
Bargain purchase gain	10,774	—	(112,152)	—
Loss on sale of land and buildings	7	—	10	—
(Gain) loss on sale of assets held for sale	(1,629)	16	(1,635)	48
Adjusted EBITDA	130,989	38,578	274,452	101,277
Truckload
Operating income	55,753	56,047	168,385	152,742
Depreciation and amortization	53,825	47,265	154,862	138,767
Gain on sale of assets held for sale	(15)	(1,964)	(3,920)	(9,737)
Loss on sale of intangible assets	—	—	5	—
Adjusted EBITDA	109,563	101,348	319,332	281,772
Logistics
Operating income	45,299	22,435	109,925	57,997
Depreciation and amortization	8,992	7,916	28,615	24,087
Bargain purchase gain	(12,000)	—	(12,000)	(4,008)
Adjusted EBITDA	42,291	30,351	126,540	78,076
Corporate
Operating loss	(17,247)	(9,084)	(55,137)	(24,132)
Depreciation and amortization	492	451	1,476	973
Adjusted EBITDA	(16,755)	(8,633)	(53,661)	(23,159)
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Management’s Discussion and Analysis

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Free cash flow: Net cash from continuing operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements. See reconciliation on page 17.

Free cash flow conversion: Adjusted EBITDA less net capital expenditures excluding property, divided by the adjusted EBITDA. Net capital expenditures excluding property is defined as additions of rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to convert its operating profit into free cash flow.

Free cash flow conversion reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Net income from continuing operations	132,840	83,101	450,825	189,347
Net finance costs	20,530	11,532	51,577	38,528
Income tax expense	39,440	22,406	102,407	71,570
Depreciation of property and equipment	62,288	42,324	159,713	126,767
Depreciation of right-of-use assets	30,640	20,059	81,592	58,878
Amortization of intangible assets	13,561	11,887	41,590	34,656
Bargain purchase gain	(1,226)	—	(124,152)	(4,008)
Loss on sale of land and buildings	7	—	10	1
Gain on sale of assets held for sale	(1,644)	(1,948)	(5,555)	(9,688)
Loss on sale of intangible assets	1	—	6	—
Adjusted EBITDA	296,437	189,361	758,013	506,051
Additions to rolling stock and equipment	(57,206)	(23,032)	(139,615)	(68,142)
Proceeds from sale of rolling stock and equipment	23,797	10,231	71,070	28,578
Adjusted EBITDA net of net rolling stock and equipment	263,028	176,560	689,468	466,487
Free cash flow conversion	88.7%	93.2%	91.0%	92.2%
*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Operating margin from continuing operations is calculated as operating income (loss) from continuing operations as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses from continuing operations before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, and intangible assets (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

Consolidated adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Operating expenses	1,901,190	819,085	4,474,706	2,359,683
Bargain purchase gain	1,226	—	124,152	4,008
Loss on sale of land and building	(7)	—	(10)	(1)
Gain on sale of assets held for sale	1,644	1,948	5,555	9,688
Loss on sale of intangible assets	(1)	—	(6)	—
Adjusted operating expenses	1,904,052	821,033	4,604,397	2,373,378
Fuel surcharge revenue	(223,742)	(69,173)	(499,153)	(222,972)
Adjusted operating expenses, net of fuel surcharge revenue	1,680,310	751,860	4,105,244	2,150,406
Revenue before fuel surcharge	1,870,258	866,951	4,580,362	2,436,156
Adjusted operating ratio	89.8%	86.7%	89.6%	88.3%
*Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Less-Than-Truckload
Total revenue	989,295	148,747	1,855,844	431,607
Total operating expenses	904,151	122,498	1,545,936	368,121
Operating income	85,144	26,249	309,908	63,486
Operating expenses	904,151	122,498	1,545,936	368,121
Gain (loss) on sale of land and buildings and assets held for sale	1,622	(16)	1,625	(48)
Bargain purchase gain	(10,774)	—	112,152	—
Adjusted operating expenses	894,999	122,482	1,659,713	368,073
Fuel surcharge revenue	(128,457)	(15,625)	(238,115)	(49,837)
Adjusted operating expenses, net of fuel surcharge revenue	766,542	106,857	1,421,598	318,236
Revenue before fuel surcharge	860,838	133,122	1,617,729	381,770
Adjusted operating ratio	89.0%	80.3%	87.9%	83.4%
Less-Than-Truckload - Revenue before fuel surcharge
U.S. based LTL	727,036	651	1,209,399	2,067
Canadian based LTL	136,356	133,123	412,194	381,761
Eliminations	(2,554)	(652)	(3,864)	(2,058)
	860,838	133,122	1,617,729	381,770
Less-Than-Truckload - Fuel surcharge revenue
U.S. based LTL	105,266	-	172,835	-
Canadian based LTL	23,478	15,625	65,568	49,837
Eliminations	(287)	-	(288)	-
	128,457	15,625	238,115	49,837
Less-Than-Truckload - Operating income (loss)
U.S. based LTL	56,671	77	227,553	240
Canadian based LTL	28,473	26,172	82,355	63,246
	85,144	26,249	309,908	63,486
U.S. based LTL
Operating expenses**	775,631	574	1,154,681	1,827
Loss on sale of land and buildings and assets held for sale	(7)	-	(10)	-
Bargain purchase gain	(10,774)	-	112,152	-
Adjusted operating expenses	764,850	574	1,266,823	1,827
Fuel surcharge revenue	(105,266)	-	(172,835)	-
Adjusted operating expenses, net of fuel surcharge	659,584	574	1,093,988	1,827
Revenue before fuel surcharge	727,036	651	1,209,399	2,067
Adjusted operating ratio	90.7%	88.2%	90.5%	88.4%
Canadian based LTL
Operating expenses**	131,361	122,576	395,407	368,352
Gain (loss) on sale of land and buildings and assets held for sale	1,629	(16)	1,635	(48)
Adjusted operating expenses	132,990	122,560	397,042	368,304
Fuel surcharge revenue	(23,478)	(15,625)	(65,568)	(49,837)
Adjusted operating expenses, net of fuel surcharge	109,512	106,935	331,474	318,467
Revenue before fuel surcharge	136,356	133,123	412,194	381,761
Adjusted operating ratio	80.3%	80.3%	80.4%	83.4%

*	Recasted for change in presentation currency from Canadian dollar to U.S. dollar.
**	Operating expenses excluding intra LTL eliminations

Management’s Discussion and Analysis

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations (continued):

(unaudited) (in thousands of U.S. dollars)	Three months ended September 30		Nine month ended September 30
	2021	2020*	2021	2020*
Truckload
Total revenue	556,173	447,262	1,578,743	1,271,097
Total operating expenses	500,420	391,215	1,410,358	1,118,355
Operating income	55,753	56,047	168,385	152,742
Operating expenses	500,420	391,215	1,410,358	1,118,355
Gain on sale of land and buildings and assets held for sale	15	1,964	3,920	9,737
Adjusted operating expenses	500,435	393,179	1,414,278	1,128,092
Fuel surcharge revenue	(67,556)	(38,267)	(184,018)	(124,395)
Adjusted operating expenses, net of fuel surcharge revenue	432,879	354,912	1,230,260	1,003,697
Revenue before fuel surcharge	488,617	408,995	1,394,725	1,146,702
Adjusted operating ratio	88.6%	86.8%	88.2%	87.5%
Truckload - Revenue before fuel surcharge
U.S. based Conventional TL	201,906	166,413	547,040	471,115
Canadian based Conventional TL	59,106	51,589	176,391	147,921
Specialized TL	229,561	192,155	676,041	530,562
Eliminations	(1,956)	(1,162)	(4,747)	(2,896)
	488,617	408,995	1,394,725	1,146,702
Truckload - Fuel surcharge revenue
U.S. based Conventional TL	33,349	19,448	88,271	62,216
Canadian based Conventional TL	6,766	4,427	19,629	14,610
Specialized TL	27,576	14,518	76,445	47,775
Eliminations	(135)	(126)	(327)	(206)
	67,556	38,267	184,018	124,395
Truckload - Operating income
U.S. based Conventional TL	16,286	15,702	40,395	38,136
Canadian based Conventional TL	6,862	7,372	21,802	19,664
Specialized TL	32,605	32,973	106,188	94,942
	55,753	56,047	168,385	152,742
U.S. based Conventional TL
Operating expenses**	218,969	170,159	594,916	495,195
Gain on sale of land and buildings and assets held for sale	—	1,103	—	1,103
Adjusted operating expenses	218,969	171,262	594,916	496,298
Fuel surcharge revenue	(33,349)	(19,448)	(88,271)	(62,216)
Adjusted operating expenses, net of fuel surcharge revenue	185,620	151,814	506,645	434,082
Revenue before fuel surcharge	201,906	166,413	547,040	471,115
Adjusted operating ratio	91.9%	91.2%	92.6%	92.1%
Canadian based Conventional TL
Operating expenses**	59,010	48,644	174,218	142,867
Gain on sale of land and buildings and assets held for sale	—	—	17	—
Adjusted operating expenses	59,010	48,644	174,235	142,867
Fuel surcharge revenue	(6,766)	(4,427)	(19,629)	(14,610)
Adjusted operating expenses, net of fuel surcharge revenue	52,244	44,217	154,606	128,257
Revenue before fuel surcharge	59,106	51,589	176,391	147,921
Adjusted operating ratio	88.4%	85.7%	87.6%	86.7%
Specialized TL
Operating expenses**	224,532	173,700	646,298	483,395
Gain on sale of assets held for sale	15	861	3,903	8,634
Adjusted operating expenses	224,547	174,561	650,201	492,029
Fuel surcharge revenue	(27,576)	(14,518)	(76,445)	(47,775)
Adjusted operating expenses, net of fuel surcharge revenue	196,971	160,043	573,756	444,254
Revenue before fuel surcharge	229,561	192,155	676,041	530,562
Adjusted operating ratio	85.8%	83.3%	84.9%	83.7%

Management’s Discussion and Analysis

Return on invested capital (“ROIC”) : Management believes ROIC is a useful measure in the efficiency in the use of capital funds. The Company calculates ROIC as operating income net of exclusions, after tax, divided by the average invested capital. Operating income net of exclusions, after tax, is calculated as the trailing twelve months of operating income from continuing operations before bargain purchase gain, gain or loss on the sale of land and buildings and assets held for sale, and amortization, after tax using the statutory tax rate of the Company. Average invested capital is calculated as total assets net of trade and other payables, current taxes payable and provisions averaged between the beginning and ending balance over a twelve-month period.

Return on invested capital segment reconciliation:

(unaudited) (in thousands of U.S. dollars)	As at September 30
	2021	2020
Package and Courier
Operating income	101,129	93,416
(Gain) loss on sale of land and buildings	(1)	1
Gain on sale of assets held for sale	(92)	(842)
Amortization of intangible assets	965	932
Operating income, net of exclusions	102,001	93,507
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	74,971	68,728
Intangible assets	193,715	184,793
Total assets, excluding intangible assets	179,138	182,825
less: Trade and other payables, income taxes payable and provisions	(47,526)	(46,106)
Total invested capital, current year	325,327	321,512
Intangible assets, prior year	184,793	186,652
Total assets, excluding intangible assets, prior year	182,825	180,425
less: Trade and other payables, income taxes payable and provisions, prior year	(46,106)	(38,562)
Total invested capital, prior year	321,512	328,515
Average invested capital	323,420	325,014
Return on invested capital	23.2%	21.1%
Less-Than-Truckload - Canadian based LTL
Operating income	106,799	82,469
Gain on sale of assets held for sale	(1,626)	(1,430)
Amortization of intangible assets	8,969	8,341
Operating income, net of exclusions	114,142	89,380
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	83,894	65,694
Intangible assets	184,028	178,032
Total assets, excluding intangible assets	384,200	381,336
less: Trade and other payables, income taxes payable and provisions	(59,664)	(60,200)
Total invested capital, current year	508,564	499,168
Intangible assets, prior year	178,032	186,829
Total assets, excluding intangible assets, prior year	381,336	390,488
less: Trade and other payables, income taxes payable and provisions, prior year	(60,200)	(62,586)
Total invested capital, prior year	499,168	514,731
Average invested capital	503,866	506,950
Return on invested capital	16.7%	13.0%
Truckload - U.S. based Conventional TL
Operating income	54,116	50,068
Gain on sale of assets held for sale	—	(1,103)
Amortization of intangible assets	6,742	7,902
Operating income, net of exclusions	60,858	56,867
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	44,731	41,797
Intangible assets	309,438	317,989
Total assets, excluding intangible assets	594,759	553,842
less: Trade and other payables, income taxes payable and provisions	(107,297)	(76,400)
Total invested capital, current year	796,900	795,431
Intangible assets, prior year	317,989	320,871
Total assets, excluding intangible assets, prior year	553,842	580,511
less: Trade and other payables, income taxes payable and provisions, prior year	(76,400)	(79,274)
Total invested capital, prior year	795,431	822,108
Average invested capital	796,166	808,770
Return on invested capital	5.6%	5.2%

Management’s Discussion and Analysis

Return on invested capital segment reconciliation (continued):

(unaudited) (in thousands of U.S. dollars)	As at September 30
	2021	2020
Truckload - Canadian based Conventional TL
Operating income	30,475	27,665
Loss on sale of land and buildings	—	(8)
Gain on sale of assets held for sale	(17)	—
Amortization of intangible assets	2,093	2,081
Operating income, net of exclusions	32,551	29,738
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	23,925	21,857
Intangible assets	97,835	92,947
Total assets, excluding intangible assets	124,511	112,647
less: Trade and other payables, income taxes payable and provisions	(23,010)	(18,689)
Total invested capital, current year	199,336	186,905
Intangible assets, prior year	92,947	95,560
Total assets, excluding intangible assets, prior year	112,647	114,092
less: Trade and other payables, income taxes payable and provisions, prior year	(18,689)	(18,690)
Total invested capital, prior year	186,905	190,962
Average invested capital	193,121	188,934
Return on invested capital	12.4%	11.6%
Truckload - Specialized TL
Operating income	137,398	121,422
Gain on sale of land and buildings	—	—
Gain on sale of assets held for sale	(6,030)	(13,583)
Amortization of intangible assets	11,954	10,194
Operating income, net of exclusions	143,322	118,033
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	105,342	86,754
Intangible assets	517,827	475,180
Total assets, excluding intangible assets	565,868	505,491
less: Trade and other payables, income taxes payable and provisions	(59,043)	(45,800)
Total invested capital, current year	1,024,652	934,871
Intangible assets, prior year	475,180	438,035
Total assets, excluding intangible assets, prior year	505,491	521,650
less: Trade and other payables, income taxes payable and provisions, prior year	(45,800)	(61,971)
Total invested capital, prior year	934,871	897,714
Average invested capital	979,762	916,293
Return on invested capital	10.8%	9.5%
Logistics
Operating income	136,387	72,211
Gain on sale of land and buildings	5	—
Amortization of intangible assets	22,516	16,839
Bargain Purchase gain	(12,000)	(4,008)
Operating income, net of exclusions	146,908	85,042
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	107,977	62,506
Intangible assets	458,931	253,564
Total assets, excluding intangible assets	266,936	149,422
less: Trade and other payables, income taxes payable and provisions	(172,146)	(67,847)
Total invested capital, current year	553,721	335,139
Intangible assets, prior year	253,564	261,627
Total assets, excluding intangible assets, prior year	149,422	161,742
less: Trade and other payables, income taxes payable and provisions, prior year	(67,847)	(62,431)
Total invested capital, prior year	335,139	360,938
Average invested capital	444,430	348,039
Return on invested capital	24.3%	18.0%

Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

The Company’s future results may be affected by a number of factors over many of which the Company has little or no control. The following discussion of risk factors contains forward-looking statements. The following issues, uncertainties and risks, among others, should be considered in evaluating the Company’s business, prospects, financial condition, results of operations and cash flows.

Competition. The Company faces growing competition from other transporters in Canada, the United States and Mexico. These factors, including the following, could impair the Company’s ability to maintain or improve its profitability and could have a material adverse effect on the Company’s results of operations:

•	the Company competes with many other transportation companies of varying sizes, including Canadian, U.S. and Mexican transportation companies;
•

the Company’s competitors may periodically reduce their freight rates to gain business, which may limit the Company’s ability to maintain or increase freight rates or maintain growth in the Company’s business;

•

some of the Company’s customers are other transportation companies or companies that also operate their own private trucking fleets, and they may decide to transport more of their own freight or bundle transportation with other services;

•

some of the Company’s customers may reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers or by engaging dedicated providers, and in some instances the Company may not be selected;

•

many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some of the Company’s business to competitors;

•

the market for qualified drivers is highly competitive, particularly in the Company’s growing U.S. operations, and the Company’s inability to attract and retain drivers could reduce its equipment utilization and cause the Company to increase compensation, both of which would adversely affect the Company’s profitability;

•	economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with the Company;
•	some of the Company’s smaller competitors may not yet be fully compliant with recently-enacted regulations which may allow such competitors to take advantage of additional driver productivity;
•

advances in technology, such as advanced safety systems, automated package sorting, handling and delivery, vehicle platooning, alternative fuel vehicles, autonomous vehicle technology and digitization of freight services, may require the Company to increase investments in order to remain competitive, and the Company’s customers may not be willing to accept higher freight rates to cover the cost of these investments;

•	the Company’s competitors may have better safety records than the Company or a perception of better safety records, which could impair the Company’s ability to compete;
•

some high-volume package shippers, such as Amazon.com, are developing and implementing in-house delivery capabilities and utilizing independent contractors for deliveries, which could in turn reduce the Company’s revenues and market share;

•	the Company’s brand names may be subject to adverse publicity (whether or not justified) and lose significant value, which could result in reduced demand for the Company’s services;
•	competition from freight brokerage companies may materially adversely affect the Company’s customer relationships and freight rates; and
•

higher fuel prices and, in turn, higher fuel surcharges to the Company’s customers may cause some of the Company’s customers to consider freight transportation alternatives, including rail transportation.

Regulation. In Canada, carriers must obtain licenses issued by provincial transport boards in order to carry goods inter-provincially or to transport goods within any province. Licensing from U.S. and Mexican regulatory authorities is also required for the transportation of goods in Canada, the United States, and Mexico. Any change in or violation of existing or future regulations could have an adverse impact on the scope of the Company’s activities. Future laws and regulations may be more stringent, require changes in the Company’s operating practices, influence the demand for transportation services or require the Company to incur significant additional costs. Higher costs incurred by the Company, or by the Company’s suppliers who pass the costs onto the Company through higher supplies and materials pricing, could adversely affect the Company’s results of operations.

In addition to the regulatory regime applicable to operations in Canada, the Company is increasing its operations in the United States, and is therefore increasingly subject to rules and regulations related to the U.S. transportation industry, including regulation from various federal, state and local agencies, including the Department of Transportation (“DOT”) (in part through the Federal Motor Carrier Safety Administration (“FMCSA”)), the Environmental Protection Agency (“EPA”) and the Department of Homeland Security. Drivers must, both in Canada and the United States, comply with safety and fitness regulations, including those relating to drug and alcohol testing, driver safety performance and hours of service. Weight and dimensions, exhaust emissions and fuel efficiency are also subject to government regulation. The Company may also become subject to new or more restrictive regulations relating to fuel efficiency, exhaust emissions, hours of service, drug and alcohol testing, ergonomics, on-board reporting of operations, collective bargaining, security at ports, speed limitations, driver training and other matters affecting safety or operating methods.

In the United States, there are currently two methods of evaluating the safety and fitness of carriers: the Compliance, Safety, Accountability

Management’s Discussion and Analysis

(“CSA”) program, which evaluates and ranks fleets on certain safety-related standards by analyzing data from recent safety events and investigation results, and the DOT safety rating, which is based on an on-site investigation and affects a carrier’s ability to operate in interstate commerce. Additionally, the FMCSA has proposed rules in the past that would change the methodologies used to determine carrier safety and fitness.

Under the CSA program, carriers are evaluated and ranked against their peers based on seven categories of safety-related data. The seven categories of safety-related data currently include Unsafe Driving, Hours-of-Service Compliance, Driver Fitness, Controlled Substances/Alcohol, Vehicle Maintenance, Hazardous Materials Compliance and Crash Indicator (such categories known as “BASICs”). Carriers are grouped by category with other carriers that have a similar number of safety events (i.e. crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile or score. If the Company were subject to any such interventions, this could have an adverse effect on the Company’s business, financial condition and results of operations. As a result, the Company’s fleet could be ranked poorly as compared to peer carriers. There is no guarantee that we will be able to maintain our current safety ratings or that we will not be subject to interventions in the future. The Company recruits first-time drivers to be part of its fleet, and these drivers may have a higher likelihood of creating adverse safety events under CSA. The occurrence of future deficiencies could affect driver recruitment in the United States by causing high-quality drivers to seek employment with other carriers or limit the pool of available drivers or could cause the Company’s customers to direct their business away from the Company and to carriers with higher fleet safety rankings, either of which would materially adversely affect the Company’s business, financial condition and results of operations. In addition, future deficiencies could increase the Company’s insurance expenses. Additionally, competition for drivers with favorable safety backgrounds may increase, which could necessitate increases in driver-related compensation costs. Further, the Company may incur greater than expected expenses in its attempts to improve unfavorable scores.

In December 2016, the FMCSA issued a final rule establishing a national clearinghouse for drug and alcohol testing results and requiring motor carriers and medical review officers to provide records of violations by commercial drivers of FMCSA drug and alcohol testing requirements. Motor carriers in the United States will be required to query the clearinghouse to ensure drivers and driver applicants do not have violations of federal drug and alcohol testing regulations that prohibit them from operating commercial motor vehicles. The final rule became effective on January 4, 2017, with a compliance date of January 6, 2020. In December 2019, however, the FMCSA announced a final rule pursuant to which the compliance date for state driver’s licensing agencies for certain Drug and Alcohol Clearinghouse requirements were extended for three years. The December 2016 commercial driver’s license rule initially required states to request information from the clearinghouse about individuals prior to issuing, renewing, upgrading or transferring a commercial driver’s license. This new action will allow states to delay compliance with the requirement until January 2023.

In addition, other rules have been recently proposed or made final by the FMCSA, including (i) a rule requiring the use of speed-limiting devices on heavy-duty tractors to restrict maximum speeds, which was proposed in 2016, and (ii) a rule setting out minimum driver training standards for new drivers applying for commercial driver’s licenses for the first time and to experienced drivers upgrading their licenses or seeking a hazardous materials endorsement, which was made final in December 2016 with a compliance date in February 2020 (FMCSA officials recently delayed implementation of the final rule by two years). In July 2017, the DOT announced that it would no longer pursue a speed limiter rule, but left open the possibility that it could resume such a pursuit in the future. In 2019 U.S. Congressional representatives proposed a similar rule related to speed limiting devices. The effect of these rules, to the extent they become effective, could result in a decrease in fleet production and/or driver availability, either of which could materially adversely affect the Company’s business, financial condition and results of operations.

The Company’s subsidiaries with U.S. operating authority currently have a satisfactory DOT rating, which is the highest available rating under the current safety rating scale. If the Company’s subsidiaries with U.S. operating authority were to receive a conditional or unsatisfactory DOT safety rating, it could materially adversely affect the Company’s business, financial condition and results of operations as customer contracts may require a satisfactory DOT safety rating, and a conditional or unsatisfactory rating could materially adversely affect or restrict the Company’s operations and increase the Company’s insurance costs.

The FMCSA has proposed regulations that would modify the existing rating system and the safety labels assigned to motor carriers evaluated by the DOT. Under regulations that were proposed in 2016, the methodology for determining a carrier’s DOT safety rating would be expanded to include the on-road safety performance of the carrier’s drivers and equipment, as well as results obtained from investigations. Exceeding certain thresholds based on such performance or results would cause a carrier to receive an unfit safety rating. The proposed regulations were withdrawn in March 2017, but the FMCSA noted that a similar process may be initiated in the future. If similar regulations were enacted and the Company were to receive an unfit or other negative safety rating, the Company’s business would be materially adversely affected in the same manner as if it received a conditional or unsatisfactory safety rating under the current regulations. In addition, poor safety performance could lead to increased risk of liability, increased insurance, maintenance and equipment costs and potential loss of customers, which could materially adversely affect the Company’s business, financial condition and results of operations. The FMCSA also is in the early phases of planning a new study on the causation of large truck crashes. Although it remains unclear whether such a study will ultimately be completed, the results of such a study could spur further proposed and/or final rules regarding safety and fitness in the United States.

Management’s Discussion and Analysis

From time to time, the FMCSA proposes and implements changes to regulations impacting hours-of-service.  Such changes can negatively impact the Company’s productivity and affect its operations and profitability by reducing the number of hours per day or week the Company’s U.S. drivers and independent contractors may operate and/or disrupt the Company’s network.  In August 2019, the FMCSA issued a proposal to make changes to its hours-of-service rules that would allow U.S. truck drivers more flexibility with their 30-minute rest break and with dividing their time in the sleeper berth.  It would also extend by two hours the duty time for drivers encountering adverse weather, and extend the short haul exemption by lengthening the drivers’ maximum on-duty period from 12 hours to 14 hours.  In June 2020, the FMCSA adopted a final rule substantially as proposed, which became effective in September 2020.  Any future changes to hours of service regulations could materially and adversely affect the Company’s operations and profitability.

The U.S. National Highway Traffic Safety Administration, the EPA and certain U.S. states, including California, have adopted regulations that are aimed at reducing tractor emissions and/or increasing fuel economy of the equipment the Company uses. Certain of these regulations are currently effective, with stricter emission and fuel economy standards becoming effective over the next several years. Other regulations have been proposed in the United States that would similarly increase these standards. U.S. federal and state lawmakers and regulators have also adopted or are considering a variety of other climate-change legal requirements related to carbon emissions and greenhouse gas emissions.  These legal requirements could potentially limit carbon emissions within certain states and municipalities in the United States. Certain of these legal requirements restrict the location and amount of time that diesel-powered tractors (like the Company’s) may idle, which may force the Company to purchase on-board power units that do not require the engine to idle or to alter the Company’s drivers’ behavior, which might result in a decrease in productivity and/or an increase in driver turnover. All of these regulations have increased, and may continue to increase, the cost of new tractors and trailers and may require the Company to retrofit certain of its tractors and trailers, may increase its maintenance costs, and could impair equipment productivity and increase the Company’s operating costs, particularly if such costs are not offset by potential fuel savings. The occurrence of any of these adverse effects, combined with the uncertainty as to the reliability of the newly-designed diesel engines and the residual values of the Company’s equipment, could materially adversely affect the Company’s business, financial condition and results of operations. Furthermore, any future regulations that impose restrictions, caps, taxes or other controls on emissions of greenhouse gases could adversely affect the Company’s operations and financial results. The Company cannot predict the extent to which its operations and productivity will be impacted by any future regulations. The Company will continue monitoring its compliance with U.S. federal and state environmental regulations.

In March 2014, the U.S. Ninth Circuit Court of Appeals held that the application of California state wage and hour laws to interstate truck drivers is not pre-empted by U.S. federal law. The case was appealed to the U.S. Supreme Court, which denied certiorari in May 2015, and accordingly, the Ninth Circuit Court of Appeals decision stands. However, in December 2018, the FMCSA granted a petition filed by the American Trucking Associations determining that federal law pre-empts California’s wage and hour laws, and interstate truck drivers are not subject to such laws.  The FMCSA’s decision has been appealed by labor groups and multiple lawsuits have been filed in U.S. federal courts seeking to overturn the decision, and thus it is uncertain whether it will stand. Current and future U.S. state and local wage and hour laws, including laws related to employee meal breaks and rest periods, may vary significantly from U.S. federal law. Further, driver piece rate compensation, which is an industry standard, has been attacked as non-compliant with state minimum wage laws.  As a result, the Company, along with other companies in the industry, is subject to an uneven patchwork of wage and hour laws throughout the United States. In addition, the uncertainty with respect to the practical application of wage and hour laws are, in the future may be, resulting in additional costs for the Company and the industry as a whole, and a negative outcome with respect to any of the above-mentioned lawsuits could materially affect the Company.  There is proposed federal legislation to solidify the pre-emption of state and local wage and hour laws applied to interstate truck drivers; however, passage of such legislation is uncertain. If U.S. federal legislation is not passed, the Company will either need to continue complying with the most restrictive state and local laws across its entire fleet in the United States, or revise its management systems to comply with varying state and local laws. Either solution could result in increased compliance and labor costs, driver turnover, decreased efficiency and increased risk of non-compliance. In April 2016, the Food and Drug Administration (“FDA”) published a final rule establishing requirements for shippers, loaders, carriers by motor vehicle and rail vehicle, and receivers engaged in the transportation of food, to use sanitary transportation practices to ensure the safety of the food they transport as part of the FSMA.  This rule sets forth requirements related to (i) the design and maintenance of equipment used to transport food, (ii) the measures taken during food transportation to ensure food safety, (iii) the training of carrier personnel in sanitary food transportation practices, and (iv) maintenance and retention of records of written procedures, agreements, and training related to the foregoing items.  These requirements took effect for larger carriers in April 2017 and apply to the Company when it acts as a carrier or as a broker. If the Company is found to be in violation of applicable laws or regulations related to the FSMA or if the Company transports food or goods that are contaminated or are found to cause illness and/or death, the Company could be subject to substantial fines, lawsuits, penalties and/or criminal and civil liability, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Changes in existing regulations and implementation of new regulations, such as those related to trailer size limits, emissions and fuel economy,

Management’s Discussion and Analysis

hours of service, mandating ELDs and drug and alcohol testing in Canada, the United States and Mexico, could increase capacity in the industry or improve the position of certain competitors, either of which could negatively impact pricing and volumes or require additional investments by the Company. The short-term and long-term impacts of changes in legislation or regulations are difficult to predict and could materially adversely affect the Company’s results of operations.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and laws. Although the Company is committed to compliance with laws and safety, there is no assurance that it will be in full compliance with them at all times. Consequently, at some future time, the Company could be required to incur significant costs to maintain or improve its compliance record.

United States and Mexican operations. A growing portion of the Company’s revenue is derived from operations in the United States and transportation to and from Mexico. The Company’s international operations are subject to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, and social, political and economic instability. The Company’s international operations could be adversely affected by restrictions on travel. Additional risks associated with the Company’s international operations include restrictive trade policies, imposition of duties, changes to trade agreements and other treaties, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

The United States has imposed tariffs on certain imported steel and aluminum. The implementation of these tariffs, as well as the imposition of additional tariffs or quotas or changes to certain trade agreements, including tariffs applied to goods traded between the United States and China, could, among other things, increase the costs of the materials used by the Company’s suppliers to produce new revenue equipment or increase the price of fuel. Such cost increases for the Company’s revenue equipment suppliers would likely be passed on to the Company, and to the extent fuel prices increase, the Company may not be able to fully recover such increases through rate increases or the Company’s fuel surcharge program, either of which could have a material adverse effect on the Company’s business.

The United States-Mexico-Canada Agreement (“USMCA”) entered into effect in July 2020.  The USMCA is designed to modernize food and agriculture trade, advance rules of origin for automobiles and trucks, and enhance intellectual property protections, among other matters, according to the Office of the U.S. Trade Representative.  It is difficult to predict at this stage what could be the impact of the USMCA on the economy, including the transportation industry.  However, given the amount of North American trade that moves by truck, if the USMCA enters into effect, it could have a significant impact on supply and demand in the transportation industry, and could adversely impact the amount, movement and patterns of freight transported by the Company.

The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how the Company will apply the law and impact the Company’s results of operations in future periods. The timing and scope of such regulations and interpretative guidance are uncertain. In addition, there is a risk that states within the United States or foreign jurisdictions may amend their tax laws in response to these tax reforms, which could have a material adverse effect on the Company’s results.

In addition, if the Company is unable to maintain its Free and Secure Trade (“FAST”) and U.S. Customs Trade Partnership Against Terrorism (“C-TPAT”) certification statuses, it may have significant border delays, which could cause its cross-border operations to be less efficient than those of competitor carriers that obtain or continue to maintain FAST and C-TPAT certifications.

Operating Environment and Seasonality. The Company is exposed to the following factors, among others, affecting its operating environment:

•

the Company’s future insurance and claims expense, including the cost of its liability insurance premiums and the number and dollar amount of claims, may exceed historical levels, which would require the Company to incur additional costs and could reduce the Company’s earnings;

•	a decline in the demand for used revenue equipment could result in decreased equipment sales, lower resale values and lower gains (or recording losses) on sales of assets;
•

tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts, which may materially adversely affect the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate and negatively impact the Company’s financial results if it incurs higher costs to purchase tractors and trailers; and

•

increased prices for new revenue equipment, design changes of new engines, reduced equipment efficiency resulting from new engines designed to reduce emissions, or decreased availability of new revenue equipment.

The Company’s tractor productivity decreases during the winter season because inclement weather impedes operations and some shippers reduce their shipments after the winter holiday season. Revenue may

Management’s Discussion and Analysis

also be adversely affected by inclement weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims and higher equipment repair expenditures. The Company may also suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, fires, earthquakes and explosions. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy the Company’s assets or adversely affect the business or financial condition of the Company’s customers, any of which could materially adversely affect the Company’s results of operations or make the Company’s results of operations more volatile.

General Economic, Credit, and Business Conditions. The Company’s business is subject to general economic, credit, business and regulatory factors that are largely beyond the Company’s control, and which could have a material adverse effect on the Company’s operating results.

The Company’s industry is subject to cyclical pressures, and the Company’s business is dependent on a number of factors that may have a material adverse effect on its results of operations, many of which are beyond the Company’s control. The Company believes that some of the most significant of these factors include (i) excess tractor and trailer capacity in the transportation industry in comparison with shipping demand; (ii) declines in the resale value of used equipment; (iii) recruiting and retaining qualified drivers; (iv) strikes, work stoppages or work slowdowns at the Company’s facilities or at customer, port, border crossing or other shipping-related facilities; (v) compliance with ongoing regulatory requirements; (vi) increases in interest rates, fuel taxes, tolls and license and registration fees; and (vii) rising healthcare and insurance and claims costs in the United States.

The Company is also affected by (i) recessionary economic cycles, which tend to be characterized by weak demand and downward pressure on rates; (ii) changes in customers’ inventory levels and in the availability of funding for their working capital; (iii) changes in the way in which the Company’s customers choose to source or utilize the Company’s services; and (iv) downturns in customers’ business cycles, such as retail and manufacturing, where the Company has significant customer concentration. Economic conditions may adversely affect customers and their demand for and ability to pay for the Company’s services. Customers encountering adverse economic conditions represent a greater potential for loss and the Company may be required to increase its allowance for doubtful accounts.

Economic conditions that decrease shipping demand and increase the supply of available tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. The risks associated with these factors are heightened when the economy is weakened. Some of the principal risks during such times include:

•	the Company may experience a reduction in overall freight levels, which may impair the Company’s asset utilization;

Management’s Discussion and Analysis

•	freight patterns may change as supply chains are redesigned, resulting in an imbalance between the Company’s capacity and assets and customers’ freight demand;
•	the Company may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads;
•

the Company may increase the size of its fleet during periods of high freight demand during which its competitors also increase their capacity, and the Company may experience losses in greater amounts than such competitors during subsequent cycles of softened freight demand if the Company is required to dispose of assets at a loss to match reduced freight demand;

•

customers may solicit bids for freight from multiple trucking companies or select competitors that offer lower rates in an attempt to lower their costs, and the Company may be forced to lower its rates or lose freight; and

•	lack of access to current sources of credit or lack of lender access to capital, leading to an inability to secure credit financing on satisfactory terms, or at all.

The Company is subject to cost increases that are outside the Company’s control that could materially reduce the Company’s profitability if it is unable to increase its rates sufficiently. Such cost increases include, but are not limited to, increases in fuel and energy prices, driver and office employee wages, purchased transportation costs, taxes, interest rates, tolls, license and registration fees, insurance premiums and claims, revenue equipment and related maintenance, and tires and other components. Strikes or other work stoppages at the Company’s service centres or at customer, port, border or other shipping locations, deterioration of Canadian, U.S. or Mexican transportation infrastructure and reduced investment in such infrastructure, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to the Company’s equipment, driver dissatisfaction, reduced economic demand, reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or borders between Canada, the United States and Mexico. Further, the Company may not be able to appropriately adjust its costs and staffing levels to meet changing market demands. In periods of rapid change, it is more difficult to match the Company’s staffing level to its business needs.

The Company’s operations, with the exception of its brokerage operations, are capital intensive and asset heavy. If anticipated demand differs materially from actual usage, the Company may have too many or too few assets. During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet. This could cause the Company to incur losses on such sales or require payments in connection with equipment the Company turns in, particularly during

Management’s Discussion and Analysis

times of a softer used equipment market, either of which could have a material adverse effect on the Company’s profitability.

Although the Company’s business volume is not highly concentrated, its customers’ financial failures or loss of customer business may materially adversely affect the Company. If the Company were unable to generate sufficient cash from operations, it would need to seek alternative sources of capital, including financing, to meet its capital requirements. In the event that the Company were unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, it may have to limit its fleet size, enter into less favorable financing arrangements or operate its revenue equipment for longer periods, any of which could have a materially adverse effect on its profitability.

Coronavirus and its variants (“COVID-19”) outbreak or other similar outbreaks. The recent outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments, could have a materially adverse effect on the Company’s financial condition, liquidity, results of operations, and cash flows. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, increased border and port controls and closures, and shutdowns. There is considerable uncertainty regarding such measures and potential future measures, all of which could limit our ability to meet customer demand, as well as reduce customer demand.

Certain of the Company’s office personnel have been working remotely, which could disrupt to a certain extent the Company’s management, business, finance, and financial reporting teams. The Company may experience an increase in absences or terminations among its driver and non-driver personnel due to the outbreak of COVID-19, which could have a materially adverse effect on the Company’s operating results.  Further, the Company’s operations, particularly in areas of increased COVID-19 infections, could be disrupted resulting in a negative impact on the Company’s operations and results.

The outbreak of COVID-19 has significantly increased economic and demand uncertainty. It is likely that the current outbreak or continued spread of COVID-19 will cause an economic slowdown, and it is possible that it could cause a global recession. Risks related to a slowdown or recession are described in our risk factor titled “General Economic, Credit and Business Conditions”.

The extent to which COVID-19 or similar outbreaks could impact the Company’s operations, financial condition, liquidity, results of operations, and cash flows is highly uncertain and will depend on future developments. Such developments may include the geographic spread and duration of the virus, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the outbreak.

Interest Rate Fluctuations. Future cash flows related to variable-rate financial liabilities could be impacted by changes in benchmark rates such as Bankers’ Acceptance or London Interbank Offered Rate (Libor). In addition, the Company is exposed to gains and losses arising from changes in interest rates through its derivative financial instruments carried at fair value.

Management’s Discussion and Analysis

Currency Fluctuations. The Company’s financial results are reported in U.S. dollars and a large portion of the Company’s revenue and operating costs are realized in currencies other than the U.S. dollar, primarily the Canadian dollar. The exchange rates between these currencies and the U.S. dollar have fluctuated in recent years and will likely continue to do so in the future. It is not possible to mitigate all exposure to fluctuations in foreign currency exchange rates. The results of operations are therefore affected by movements of these currencies against the U.S. dollar.

Price and Availability of Fuel. Fuel is one of the Company’s largest operating expenses. Diesel fuel prices fluctuate greatly due to factors beyond the Company’s control, such as political events, commodity futures trading, currency fluctuations, natural and man-made disasters, terrorist activities and armed conflicts, any of which may lead to an increase in the cost of fuel. Fuel prices are also affected by the rising demand for fuel in developing countries and could be materially adversely affected by the use of crude oil and oil reserves for purposes other than fuel production and by diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because the Company’s operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could have a material adverse effect on the Company’s business, financial condition and results of operations.

While the Company has fuel surcharge programs in place with a majority of the Company’s customers, which historically have helped the Company offset the majority of the negative impact of rising fuel prices, the Company also incurs fuel costs that cannot be recovered even with respect to customers with which the Company maintains fuel surcharge programs, such as those associated with non-revenue generating miles or time when the Company’s engines are idling. Moreover, the terms of each customer’s fuel surcharge program vary from one division to another, and the recoverability for fuel price increases varies as well. In addition, because the Company’s fuel surcharge recovery lags behind changes in fuel prices, the Company’s fuel surcharge recovery may not capture the increased costs the Company pays for fuel, especially when prices are rising. This could lead to fluctuations in the Company’s levels of reimbursement, such as has occurred in the past. There can be no assurance that such fuel surcharges can be maintained indefinitely or that they will be fully effective.

Insurance. The Company’s operations are subject to risks inherent in the transportation sector, including personal injury, property damage, workers’ compensation and employment and other issues. The Company’s future insurance and claims expenses may exceed historical levels, which could reduce the Company’s earnings. The Company subscribes for insurance in amounts it considers appropriate in the circumstances and having regard to industry norms. Like many in the

Management’s Discussion and Analysis

industry, the Company self-insures a significant portion of the claims exposure related to cargo loss, bodily injury, workers’ compensation and property damages. Due to the Company’s significant self-insured amounts, the Company has exposure to fluctuations in the number or severity of claims and the risk of being required to accrue or pay additional amounts if the Company’s estimates are revised or claims ultimately prove to be in excess of the amounts originally assessed. Further, the Company’s self-insured retention levels could change and result in more volatility than in recent years.

The Company holds a fully-fronted policy of CAD $10 million limit per occurrence for automobile bodily injury, property damage and commercial general liability for its Canadian Insurance Program, subject to certain exceptions. The Company retains a deductible of US $2.25 million for certain U.S. subsidiaries on their primary US $5 million limit policies for automobile bodily injury and property damage, also subject to certain exceptions, and a 50% quota share deductible for the US $5 million limit in excess of US $5 million. The Company retains a deductible of US $1 million on its primary US $5 million limit policy for certain U.S. subsidiaries for commercial general liability. The Company retains deductibles of up to US $1 million per occurrence for workers’ compensation claims. The Company’s liability coverage has a total limit of US $100 million per occurrence for both its Canadian and U.S. divisions.

Although the Company believes its aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed the Company’s aggregate coverage limits or that the Company will chose not to obtain insurance in respect of such claims. If any claim were to exceed the Company’s coverage, the Company would bear the excess, in addition to the Company’s other self-insured amounts. The Company’s results of operations and financial condition could be materially and adversely affected if (i) cost per claim or the number of claims significantly exceeds the Company’s coverage limits or retention amounts; (ii) the Company experiences a claim in excess of its coverage limits; (iii) the Company’s insurance carriers fail to pay on the Company’s insurance claims; (iv) the Company experiences a significant increase in premiums; or (v) the Company experiences a claim for which coverage is not provided, either because the Company chose not to obtain insurance as a result of high premiums or because the claim is not covered by insurance which the Company has in place.

The Company accrues the costs of the uninsured portion of pending claims based on estimates derived from the Company’s evaluation of the nature and severity of individual claims and an estimate of future claims development based upon historical claims development trends. Actual settlement of the Company’s retained claim liabilities could differ from its estimates due to a number of uncertainties, including evaluation of severity, legal costs and claims that have been incurred but not reported. Due to the Company’s high retained amounts, it has significant exposure to fluctuations in the number and severity of claims. If the Company were required to accrue or pay additional amounts because its estimates are revised or the claims ultimately prove to be more severe than originally assessed, its financial condition and results of operations may be materially adversely affected.

Management’s Discussion and Analysis

Employee Relations. With the acquisition of UPS Freight and prior Canadian acquisitions, the Company has a substantial number of unionized employees in the U.S. and Canada. Although the Company believes that its relations with its employees are satisfactory, no assurance can be given that the Company will be able to successfully extend or renegotiate the Company’s current collective agreements as they expire from time to time or that additional employees will not attempt to unionize.

The unionization of the Company’s employees in additional business units, adverse changes in terms under collective bargaining agreements, or actual or threatened strikes, work stoppages or slow downs, could have a material adverse effect on the Company’s business, customer retention, results of operations, financial condition and liquidity, and could cause significant disruption of, or inefficiencies in, its operations, because:

•	restrictive work rules could hamper the Company’s ability to improve or sustain operating efficiency or could impair the Company’s service reputation and limit its ability to provide certain services;
•	a strike or work stoppage could negatively impact the Company’s profitability and could damage customer and employee relationships;
•	shippers may limit their use of unionized trucking companies because of the threat of strikes and other work stoppages;
•	the Company could fail to extend or renegotiate its collective agreements or experience material increases in wages or benefits;
•	disputes with the Company’s unions could arise; and
•	an election and bargaining process could divert management’s time and attention from our overall objectives and impose significant expenses.

The Company’s collective agreements have a variety of expiration dates, to the last of which is in September 2024. In a small number of cases, the expiration date of the collective agreement has passed; in such cases, the Corporation is generally in the process of renegotiating the agreement. The Company cannot predict the effect which any new collective agreements or the failure to enter into such agreements upon the expiry of the current agreements may have on its operations.

The Company has limited experience with unionized employees in the U.S. There may be additional risks related to the increased number of unionized U.S. employees from the acquisition of UPS Freight. The impact the Company’s unionized operations could have on non-unionized operations is uncertain.

Drivers. Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the Company’s profitability and the ability to maintain or grow the Company’s fleet.

Management’s Discussion and Analysis

Like many in the transportation sector, the Company experiences substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. The trucking industry periodically experiences a shortage of qualified drivers. The Company believes the shortage of qualified drivers and intense competition for drivers from other transportation companies will create difficulties in maintaining or increasing the number of drivers and may negatively impact the Company’s ability to engage a sufficient number of drivers, and the Company’s inability to do so may negatively impact its operations. Further, the compensation the Company offers its drivers and independent contractor expenses are subject to market conditions, and the Company may find it necessary to increase driver and independent contractor compensation in future periods.

In addition, the Company and many other trucking companies suffer from a high turnover rate of drivers in the U.S. TL market. This high turnover rate requires the Company to continually recruit a substantial number of new drivers in order to operate existing revenue equipment. Driver shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home, are more plentiful and freight demand increases, or during periods of economic downturns, in which unemployment benefits might be extended and financing is limited for independent contractors who seek to purchase equipment, or the scarcity or growth of loans for students who seek financial aid for driving school. The lack of adequate tractor parking along some U.S. highways and congestion caused by inadequate highway funding may make it more difficult for drivers to comply with hours of service regulations and cause added stress for drivers, further reducing the pool of eligible drivers. The Company’s use of team-driven tractors for expedited shipments requires two drivers per tractor, which further increases the number of drivers the Company must recruit and retain in comparison to operations that require one driver per tractor. The Company also employs driver hiring standards, which could further reduce the pool of available drivers from which the Company would hire. If the Company is unable to continue to attract and retain a sufficient number of drivers, the Company could be forced to, among other things, adjust the Company’s compensation packages, increase the number of the Company’s tractors without drivers or operate with fewer trucks and face difficulty meeting shipper demands, any of which could adversely affect the Company’s growth and profitability.

Independent Contractors. The Company’s contracts with U.S. independent contractors are governed by U.S. federal leasing regulations, which impose specific requirements on the Company and the independent contractors. If more stringent state or U.S. federal leasing regulations are adopted, U.S. independent contractors could be deterred from becoming independent contractor drivers, which could materially adversely affect the Company’s goal of maintaining its current fleet levels of independent contractors.

The Company provides financing to certain qualified Canadian independent contractors and financial guarantees to a small number of U.S. independent contractors. If the Company were unable to provide such financing or guarantees in the future, due to liquidity constraints or other restrictions, it may experience a decrease in the number of independent contractors it is able to engage. Further, if independent contractors the Company engages default under or otherwise terminate the financing arrangements and the Company is unable to find replacement independent contractors or seat the tractors with its drivers, the Company may incur losses on amounts owed to it with respect to such tractors.

Pursuant to the Company’s fuel surcharge program with independent contractors, the Company pays independent contractors with which it contracts a fuel surcharge that increases with the increase in fuel prices. A significant increase or rapid fluctuation in fuel prices could cause the Company’s costs under this program to be higher than the revenue the Company receives under its customer fuel surcharge programs.

U.S. tax and other regulatory authorities, as well as U.S. independent contractors themselves, have increasingly asserted that U.S. independent contractor drivers in the trucking industry are employees rather than independent contractors, and the Company’s classification of independent contractors has been the subject of audits by such authorities from time to time. U.S. federal and state legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements. Additionally, U.S. federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, to extend the U.S. Fair Labor Standards Act to independent contractors and to impose notice requirements based on employment or independent contractor status and fines for failure to comply. Some U.S. states have put initiatives in place to increase their revenue from items such as unemployment, workers’ compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, courts in certain U.S. states have recently issued decisions that could result in a greater likelihood that independent contractors would be judicially classified as employees in such states.

In September 2019, California enacted a new law, A.B. 5 (“AB5”), that made it more difficult for workers to be classified as independent contractors (as opposed to employees).  AB5 provides that the three-pronged “ABC Test” must be used to determine worker classifications in wage order claims.  Under the ABC Test, a worker is presumed to be an employee and the burden to demonstrate their independent contractor status is on the hiring company through satisfying all three of the following criteria: (a) the worker is free from control and direction in the performance of services; (b) the worker is performing work outside the usual course of the business of the hiring company; and (c) the worker is customarily engaged in an independently established trade,

Management’s Discussion and Analysis

occupation, or business.  How AB5 will be enforced is still to be determined.  While it was set to enter into effect in January 2020, a suit by the California Trucking Association (“CTA”) has held up its application and enforcement. Unless the U.S. Supreme Court takes the CTA’s case and decides to overturn the U.S. Court of Appeals for the Ninth Circuit’s decision that AB5 is not pre-empted by U.S. Federal law, the existing injunction preventing AB5’s application will be dissolved and the AB5 mandate will apply. It remains unclear whether other U.S. states will adopt similar laws to AB5.

U.S. class action lawsuits and other lawsuits have been filed against certain members of the Company’s industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. In addition, companies that use lease purchase independent contractor programs, such as the Company, have been more susceptible to reclassification lawsuits, and several recent decisions have been made in favor of those seeking to classify independent contractor truck drivers as employees. U.S. taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the independent contractors with whom the Company contracts are determined to be employees, the Company would incur additional exposure under U.S. federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings, and the Company’s business, financial condition and results of operations could be materially adversely affected. The Company has settled certain class action cases in Massachusetts and California in the past with independent contractors who alleged they were misclassified.

Acquisitions and Integration Risks. Historically, acquisitions have been a part of the Company’s growth strategy. The Company may not be able to successfully integrate acquisitions into the Company’s business, or may incur significant unexpected costs in doing so. Further, the process of integrating acquired businesses may be disruptive to the Company’s existing business and may cause an interruption or reduction of the Company’s business as a result of the following factors, among others:

•	loss of drivers, key employees, customers or contracts;
•

possible inconsistencies in or conflicts between standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information technology and other systems;

•	failure to maintain or improve the safety or quality of services that have historically been provided;
•	inability to retain, integrate, hire or recruit qualified employees;
•	unanticipated environmental or other liabilities;
•	risks of entering new markets or business offerings in which we have had no or only limited prior experience;
•	failure to coordinate geographically dispersed organizations; and
•	the diversion of management’s attention from the Company’s day-to-day business as a result of the need to manage any disruptions and difficulties and the need to add management resources to do so.

Given the nature and size of UPS Freight, as well as the structure of the acquisition as a carveout from UPS, the acquisition of UPS Freight presents the following risks, in addition to risks noted elsewhere in these risk factors:

•

a large portion of the business of UPS Freight prior to the acquisition was with affiliates of UPS. While there are transportation service agreements in effect with such affiliates of UPS, such affiliates may decide to reduce or eliminate business with the Company in the future and we have limited contractual protections to prevent the loss of such business;

•

some of the information and operating systems of UPS Freight were integrated with UPS prior to the acquisition. The Company is in the process of transitioning such systems and could experience disruptions during the transition or difficulty or delay in building its systems and personnel to operate them;

•	the Company had limited experience in the U.S. LTL market prior to the acquisition and we may be unsuccessful in integrating UPS Freight and operating it profitably;
•	given the size and complexity of the acquired U.S. LTL operations of UPS Freight, management’s attention may be diverted from other areas of the Company; and
•	the Company acquired a substantial number of unionized U.S. employees in the acquisition and unionized employees present significant risks.

Anticipated cost savings, synergies, revenue enhancements or other benefits from any acquisitions that the Company undertakes may not materialize in the expected timeframe or at all. The Company’s estimated cost savings, synergies, revenue enhancements and other benefits from acquisitions are subject to a number of assumptions about the timing, execution and costs associated with realizing such synergies. Such assumptions are inherently uncertain and are subject to a wide variety of significant business, economic and competition risks. There can be no assurance that such assumptions will turn out to be correct and, as a result, the amount of cost savings, synergies, revenue enhancements and other benefits the Company actually realizes and/or the timing of such realization may differ significantly (and may be significantly lower) from the ones the Company estimated, and the Company may incur significant costs in reaching the estimated cost savings, synergies, revenue enhancements or other benefits. Further, management of acquired operations through a decentralized approach may create inefficiencies or inconsistencies.

Many of the Company’s recent acquisitions have involved the purchase of stock of existing companies. These acquisitions, as well as acquisitions of substantially all of the assets of a company, may expose the Company to liability for actions taken by an acquired business and its management before the Company’s acquisition. The due diligence the Company conducts in connection with an acquisition and any contractual guarantees or indemnities that the Company receives from the sellers of acquired companies may not be sufficient to protect the

Management’s Discussion and Analysis

Company from, or compensate the Company for, actual liabilities. The representations made by the sellers expire at varying periods after the closing. A material liability associated with an acquisition, especially where there is no right to indemnification, could adversely affect the Company’s results of operations, financial condition and liquidity.

The Company continues to review acquisition and investment opportunities in order to acquire companies and assets that meet the Company’s investment criteria, some of which may be significant. Depending on the number of acquisitions and investments and funding requirements, the Company may need to raise substantial additional capital and increase the Company’s indebtedness. Instability or disruptions in the capital markets, including credit markets, or the deterioration of the Company’s financial condition due to internal or external factors, could restrict or prohibit access to the capital markets and could also increase the Company’s cost of capital. To the extent the Company raises additional capital through the sale of equity, equity-linked or convertible debt securities, the issuance of such securities could result in dilution to the Company’s existing shareholders. If the Company raises additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions and costs on the Company’s operations. Additional capital, if required, may not be available on acceptable terms or at all. If the Company is unable to obtain additional capital at a reasonable cost, the Company may be required to forego potential acquisitions, which could impair the execution of the Company’s growth strategy.

The Company routinely evaluates its operations and considers opportunities to divest certain of its assets. In addition, the Company faces competition for acquisition opportunities. This external competition may hinder the Company’s ability to identify and/or consummate future acquisitions successfully. There is also a risk of impairment of acquired goodwill and intangible assets. This risk of impairment to goodwill and intangible assets exists because the assumptions used in the initial valuation, such as interest rates or forecasted cash flows, may change when testing for impairment is required.

There is no assurance that the Company will be successful in identifying, negotiating, consummating or integrating any future acquisitions. If the Company does not make any future acquisitions, or divests certain of its operations, the Company’s growth rate could be materially and adversely affected. Any future acquisitions the Company does undertake could involve the dilutive issuance of equity securities or the incurring of additional indebtedness.

Growth. There is no assurance that in the future, the Company’s business will grow substantially or without volatility, nor is there any assurance that the Company will be able to effectively adapt its management, administrative and operational systems to respond to any future growth.  Furthermore, there is no assurance that the Company’s operating margins will not be adversely affected by future changes in and expansion of its business or by changes in economic conditions or that it will be able to sustain or improve its profitability in the future.

Environmental Matters. The Company uses storage tanks at certain of its Canadian and U.S. transportation terminals. Canadian and U.S. laws and regulations generally impose potential liability on the present and former owners or occupants or custodians of properties on which contamination has occurred, as well as on parties who arranged for the disposal of waste at such properties. Although the Company is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on it, certain of the Company’s current or former facilities have been in operation for many years and over such time, the Company or the prior owners, operators or custodians of the properties may have generated and disposed of wastes which are or may be considered hazardous. Liability under certain of these laws and regulations may be imposed on a joint and several basis and without regard to whether the Company knew of, or was responsible for, the presence or disposal of these materials or whether the activities giving rise to the contamination was legal when it occurred. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect the Company’s ability to sell or rent that property. If the Company incurs liability under these laws and regulations and if it cannot identify other parties which it can compel to contribute to its expenses and who are financially able to do so, it could have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the Company will not be required at some future date to incur significant costs or liabilities pursuant to environmental laws, or that the Company’s operations, business or assets will not be materially affected by current or future environmental laws.

The Company’s transportation operations and its properties are subject to extensive and frequently-changing federal, provincial, state, municipal and local environmental laws, regulations and requirements in Canada, the United States and Mexico relating to, among other things, air emissions, the management of contaminants, including hazardous substances and other materials (including the generation, handling, storage, transportation and disposal thereof), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management and control of real estate.

Environmental laws may authorize, among other things, federal, provincial, state and local environmental regulatory agencies to issue orders, bring administrative or judicial actions for violations of environmental laws and regulations or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation and injunctive relief. These agencies may also, among other things, revoke or deny renewal of the Company’s operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations and impose environmental assessment, removal of contamination, follow up or control procedures.

Management’s Discussion and Analysis

Environmental Contamination. The Company could be subject to orders and other legal actions and procedures brought by governmental or private parties in connection with environmental contamination, emissions or discharges. If the Company is involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances the Company transports, if soil or groundwater contamination is found at the Company’s current or former facilities or results from the Company’s operations, or if the Company is found to be in violation of applicable laws or regulations, the Company could be subject to cleanup costs and liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on the Company’s business and operating results.

Key Personnel. The future success of the Company will be based in large part on the quality of the Company’s management and key personnel. The Company’s management and key personal possess valuable knowledge about the transportation and logistics industry and their knowledge of and relationships with the Company’s key customers and vendors would be difficult to replace. The loss of key personnel could have a negative effect on the Company. There can be no assurance that the Company will be able to retain its current key personnel or, in the event of their departure, to develop or attract new personnel of equal quality.

Dependence on Third Parties. Certain portions of the Company’s business are dependent upon the services of third-party capacity providers, including other transportation companies. For that portion of the Company’s business, the Company does not own or control the transportation assets that deliver the customers’ freight, and the Company does not employ the people directly involved in delivering the freight. This reliance could cause delays in reporting certain events, including recognizing revenue and claims. These third-party providers seek other freight opportunities and may require increased compensation in times of improved freight demand or tight trucking capacity. The Company’s inability to secure the services of these third parties could significantly limit the Company’s ability to serve its customers on competitive terms. Additionally, if the Company is unable to secure sufficient equipment or other transportation services to meet the Company’s commitments to its customers or provide the Company’s services on competitive terms, the Company’s operating results could be materially and adversely affected. The Company’s ability to secure sufficient equipment or other transportation services is affected by many risks beyond the Company’s control, including equipment shortages in the transportation industry, particularly among contracted carriers, interruptions in service due to labor disputes, changes in regulations impacting transportation and changes in transportation rates.

Loan Default. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, contain certain restrictions and other covenants relating to, among other things, funded debt, distributions, liens, investments, acquisitions and dispositions outside the ordinary course of business and affiliate transactions. If the Company fails to comply with any of its financing arrangement covenants, restrictions and requirements, the Company could be in default under the relevant agreement, which could cause cross-defaults under other financing arrangements. In the event of any such default, if the Company failed to obtain replacement financing or amendments to or waivers under the applicable financing arrangement, the Company may be unable to pay dividends to its shareholders, and its lenders could cease making further advances, declare the Company’s debt to be immediately due and payable, fail to renew letters of credit, impose significant restrictions and requirements on the Company’s operations, institute foreclosure procedures against their collateral, or impose significant fees and transaction costs. If debt acceleration occurs, economic conditions may make it difficult or expensive to refinance the accelerated debt or the Company may have to issue equity securities, which would dilute share ownership. Even if new financing is made available to the Company, credit may not be available to the Company on acceptable terms. A default under the Company’s financing arrangements could result in a materially adverse effect on its liquidity, financial condition and results of operations. As at the date hereof, the Company is in compliance with all of its debt covenants and obligations.

Credit Facilities. The Company has significant ongoing capital requirements that could affect the Company’s profitability if the Company is unable to generate sufficient cash from operations and/or obtain financing on favorable terms.  The trucking industry and the Company’s trucking operations are capital intensive, and require significant capital expenditures annually.  The amount and timing of such capital expenditures depend on various factors, including anticipated freight demand and the price and availability of assets.  If anticipated demand differs materially from actual usage, the Company’s trucking operations may have too many or too few assets.  Moreover, resource requirements vary based on customer demand, which may be subject to seasonal or general economic conditions.  During periods of decreased customer demand, the Company’s asset utilization may suffer, and it may be forced to sell equipment on the open market or turn in equipment under certain equipment leases in order to right size its fleet.  This could cause the Company to incur losses on such sales or require payments in connection with such turn ins, particularly during times of a softer used equipment market, either of which could have a materially adverse effect on the Company’s profitability.

The Company’s indebtedness may increase from time to time in the future for various reasons, including fluctuations in results of operations, capital expenditures and potential acquisitions. The agreements governing the Company’s indebtedness, including the Credit Facility and the Term Loan, mature on various dates, ranging from 2021 to 2036. There can be no assurance that such agreements governing the Company’s indebtedness will be renewed or refinanced, or if renewed or refinanced, that the renewal or refinancing will occur on equally favorable terms to the Company. The Company’s ability to pay dividends to shareholders and ability to purchase new revenue equipment may be adversely affected if the Company is not able to renew the Credit Facility or the Term Loan or arrange refinancing of any indebtedness, or if such

Management’s Discussion and Analysis

renewal or refinancing, as the case may be, occurs on terms materially less favorable to the Company than at present. If the Company is unable to generate sufficient cash flow from operations and obtain financing on terms favorable to the Company in the future, the Company may have to limit the Company’s fleet size, enter into less favorable financing arrangements or operate the Company’s revenue equipment for longer periods, any of which may have a material adverse effect on the Company’s operations.

Increased prices for new revenue equipment, design changes of new engines, decreased availability of new revenue equipment and future use of autonomous tractors could have a material adverse effect on the Company’s business, financial condition, operations, and profitability.

The Company is subject to risk with respect to higher prices for new equipment for its trucking operations.  The Company has experienced an increase in prices for new tractors in recent years, and the resale value of the tractors has not increased to the same extent.  Prices have increased and may continue to increase, due to, among other reasons, (i) increases in commodity prices; (ii) U.S. government regulations applicable to newly-manufactured tractors, trailers and diesel engines; (iii) the pricing discretion of equipment manufacturers; and (iv) component and supply chain issues that limit availability of new equipment and increase prices.  Increased regulation has increased the cost of the Company’s new tractors and could impair equipment productivity, in some cases, resulting in lower fuel mileage, and increasing the Company’s operating expenses.  Further regulations with stricter emissions and efficiency requirements have been proposed that would further increase the Company’s costs and impair equipment productivity.  These adverse effects, combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values realized from the disposition of these vehicles could increase the Company’s costs or otherwise adversely affect the Company’s business or operations as the regulations become effective.  Over the past several years, some manufacturers have significantly increased new equipment prices, in part to meet new engine design and operations requirements.  Furthermore, future use of autonomous tractors could increase the price of new tractors and decrease the value of used non-autonomous tractors.  The Company’s business could be harmed if it is unable to continue to obtain an adequate supply of new tractors and trailers for these or other reasons.  As a result, the Company expects to continue to pay increased prices for equipment and incur additional expenses for the foreseeable future.

Tractor and trailer vendors may reduce their manufacturing output in response to lower demand for their products in economic downturns or shortages of component parts.  A decrease in vendor output may have a materially adverse effect on the Company’s ability to purchase a quantity of new revenue equipment that is sufficient to sustain its desired growth rate and to maintain a late model fleet.  Moreover, an inability to obtain an adequate supply of new tractors or trailers could have a material adverse effect on the Company’s business, financial condition, and results of operation.

The Company has certain revenue equipment leases and financing arrangements with balloon payments at the end of the lease term equal to the residual value the Company is contracted to receive from certain equipment manufacturers upon sale or trade back to the manufacturers.  If the Company does not purchase new equipment that triggers the trade-back obligation, or the equipment manufacturers do not pay the contracted value at the end of the lease term, the Company could be exposed to losses equal to the excess of the balloon payment owed to the lease or finance company over the proceeds from selling the equipment on the open market.

The Company has trade-in and repurchase commitments that specify, among other things, what its primary equipment vendors will pay it for disposal of a certain portion of the Company’s revenue equipment.  The prices the Company expects to receive under these arrangements may be higher than the prices it would receive in the open market.  The Company may suffer a financial loss upon disposition of its equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, it does not enter into definitive agreements that reflect favorable equipment replacement or trade-in terms, it fails to or is unable to enter into similar arrangements in the future, or it does not purchase the number of new replacement units from the vendors required for such trade-ins.

Used equipment prices are subject to substantial fluctuations based on freight demand, supply of used trucks, availability of financing, presence of buyers for export and commodity prices for scrap metal.  These and any impacts of a depressed market for used equipment could require the Company to dispose of its revenue equipment below the carrying value.  This leads to losses on disposal or impairments of revenue equipment, when not otherwise protected by residual value arrangements.  Deteriorations of resale prices or trades at depressed values could cause losses on disposal or impairment charges in future periods.

Difficulty in obtaining goods and services from the Company’s vendors and suppliers could adversely affect its business.

The Company is dependent upon its vendors and suppliers for certain products and materials.  The Company believes that it has positive vendor and supplier relationships and it is generally able to obtain acceptable pricing and other terms from such parties.  If the Company fails to maintain positive relationships with its vendors and suppliers, or if its vendors and suppliers are unable to provide the products and materials it needs or undergo financial hardship, the Company could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons.  As a consequence, the Company’s business and operations could be adversely affected.

Customer and Credit Risks. The Company provides services to clients primarily in Canada, the United States and Mexico. The concentration of credit risk to which the Company is exposed is limited due to the significant number of customers that make up its client base and their distribution across different geographic areas. Furthermore, no client

Management’s Discussion and Analysis

accounted for more than 5% of the Company’s total accounts receivable for the year ended December 31, 2020. Generally, the Company does not have long-term contracts with its major customers. Accordingly, in response to economic conditions, supply and demand factors in the industry, the Company’s performance, the Company’s customers’ internal initiatives or other factors, the Company’s customers may reduce or eliminate their use of the Company’s services, or may threaten to do so in order to gain pricing and other concessions from the Company.

Economic conditions and capital markets may adversely affect the Company’s customers and their ability to remain solvent. The customers’ financial difficulties can negatively impact the Company’s results of operations and financial condition, especially if those customers were to delay or default in payment to the Company. For certain customers, the Company has entered into multi-year contracts, and the rates the Company charges may not remain advantageous.

Availability of Capital. If the economic and/or the credit markets weaken, or the Company is unable to enter into acceptable financing arrangements to acquire revenue equipment, make investments and fund working capital on terms favorable to it, the Company’s business, financial results and results of operations could be materially and adversely affected. The Company may need to incur additional indebtedness, reduce dividends or sell additional shares in order to accommodate these items. A decline in the credit or equity markets and any increase in volatility could make it more difficult for the Company to obtain financing and may lead to an adverse impact on the Company’s profitability and operations.

Information Systems. The Company depends heavily on the proper functioning, availability and security of the Company’s information and communication systems, including financial reporting and operating systems, in operating the Company’s business. The Company’s operating system is critical to understanding customer demands, accepting and planning loads, dispatching equipment and drivers and billing and collecting for the Company’s services. The Company’s financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help the Company manage its business effectively. The Company receives and transmits confidential data with and among its customers, drivers, vendors, employees and service providers in the normal course of business.

The Company’s operations and those of its technology and communications service providers are vulnerable to interruption by natural and man-made disasters and other events beyond the Company’s control, including cybersecurity breaches and threats, such as hackers, malware and viruses, fire, earthquake, power loss, telecommunications failure, terrorist attacks and Internet failures. The Company’s systems are also vulnerable to unauthorized access and viewing, misappropriation, altering or deleting of information, including customer, driver, vendor, employee and service provider information and its proprietary business information. If any of the Company’s critical information systems fail, are breached or become otherwise unavailable, the Company’s ability to manage its fleet efficiently, to respond to customers’ requests effectively, to maintain billing and other records reliably, to maintain the confidentiality of the Company’s data and to bill for services and prepare financial statements accurately or in a timely manner would be challenged. Any significant system failure, upgrade complication, cybersecurity breach or other system disruption could interrupt or delay the Company’s operations, damage its reputation, cause the Company to lose customers, cause the Company to incur costs to repair its systems, pay fines or in respect of litigation or impact the Company’s ability to manage its operations and report its financial performance, any of which could have a material adverse effect on the Company’s business.

Litigation. The Company’s business is subject to the risk of litigation by employees, customers, vendors, government agencies, shareholders and other parties. The outcome of litigation is difficult to assess or quantify, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may also be significant. Not all claims are covered by the Company’s insurance, and there can be no assurance that the Company’s coverage limits will be adequate to cover all amounts in dispute. For example, during the year ended December 31, 2019, the Company recognized a net loss on an accident claim of CAD $14.2 million (CAD $16.6 million net of CAD $2.4 million of tax recovery). In the United States, where the Company has growing operations, many trucking companies have been subject to class-action lawsuits alleging violations of various federal and state wage laws regarding, among other things, employee classification, employee meal breaks, rest periods, overtime eligibility, and failure to pay for all hours worked. A number of these lawsuits have resulted in the payment of substantial settlements or damages by the defendants. The Company may at some future date be subject to such a class-action lawsuit. In addition, the Company may be subject, and has been subject in the past, to litigation resulting from trucking accidents. The number and severity of litigation claims may be worsened by distracted driving by both truck drivers and other motorists. To the extent the Company experiences claims that are uninsured, exceed the Company’s coverage limits, involve significant aggregate use of the Company’s self-insured retention amounts or cause increases in future funded premiums, the resulting expenses could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Internal Control. Effective internal controls over financial reporting are necessary for the Company to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause the Company to fail to meet its reporting obligations.  In addition and when required, any testing by the Company conducted in connection with section 404 of the U.S. Sarbanes-Oxley Act, or the subsequent testing by the Company’s independent registered public accounting firm, may reveal deficiencies in the Company’s internal

Management’s Discussion and Analysis

controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to the Company’s consolidated financial statements or identify other areas for further attention or improvement.  Inferior internal controls could also cause investors to lose confidence in the Company’s reported financial information, which could have a negative effect on the trading price of the Common Shares.

Material Transactions. The Company has acquired numerous companies pursuant to its acquisition strategy and, in addition, has sold business units, including the sale in February 2016 of its then-Waste Management segment for CAD $800 million.  The Company buys and sells business units in the normal course of its business.  Accordingly, at any given time, the Company may consider, or be in the process of negotiating, a number of potential acquisitions and dispositions, some of which may be material in size.  In connection with such potential transactions, the Company regularly enters into non-disclosure or confidentiality agreements, indicative term sheets, non-binding letters of intent and other similar agreements with potential sellers and buyers, and conducts extensive due diligence as applicable.  These potential transactions may relate to some or all of the Company’s four reportable segments, that is, TL, Logistics, LTL, and Package and Courier.  The Company’s active acquisition and disposition strategy requires a significant amount of management time and resources. Although the Company complies with its disclosure obligations under applicable securities laws, the announcement of any material transaction by the Company (or rumours thereof, even if unfounded) could result in volatility in the market price and trading volume of the Common Shares. Further, the Company cannot predict the reaction of the market, or of the Company’s stakeholders, customers or competitors, to the announcement of any such material transaction or to rumours thereof.

Dividends and Share Repurchases. The payment of future dividends and the amount thereof is uncertain and is at the sole discretion of the Board of Directors of the Company and is considered each quarter.  The payment of dividends is dependent upon, among other things, operating cash flow generated by the Company, its financial requirements for operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the Canada Business Corporations Act for the declaration and payment of dividends.  Similarly, any future repurchase of shares by the Company is at the sole discretion of the Board of Directors and is dependent on the factors described above.  Any future repurchase of shares by the Company is uncertain.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include establishing the fair value of intangible assets related to business combinations, determining estimates and assumptions related to impairment tests for goodwill, and determining estimates and assumptions related to the evaluation of provisions for self-insurance and litigations. These estimates and assumptions are based on management’s best estimates and judgments. Key drivers in critical estimates are as follows:

Fair value of intangible assets related to business combinations

•	Projected future cashflows
•	Acquisition specific discount rate
•	Attrition rate established from historical trends

Impairment tests for goodwill

•	Discount rates
•	Forecasted revenue growth, operating margin, EBITDA margin as well as capital expenditures
•	Comparable public company EBITDA multiples

Self-Insurance and litigations

•	Historical claim experience, severity factors affecting the amounts ultimately paid, and current and expected levels of cost per claims
•	Third party evaluations

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

CHANGES IN ACCOUNTING POLICIES

Adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2021 and have been applied in preparing the unaudited condensed consolidated interim financial statements:

Interest Rate Benchmark Reform – Phase 2

(Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

These new standards did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

To be adopted in future periods

The following new standards and amendments to standards are not yet effective for the year ended December 31, 2021, and have not been applied in preparing the unaudited condensed consolidated interim financial statements:

Management’s Discussion and Analysis

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

Onerous Contracts – Cost of fulfilling a Contract (Amendments to IAS 37)

Definition of Accounting Estimates (Amendments to IAS 8)

Further information can be found in note 3 of the September 30, 2021 unaudited condensed consolidated interim financial statements.

CONTROLS AND PROCEDURES

In compliance with the provisions of Canadian Securities Administrators’ National Instrument 52-109 and as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) Act, the Company has filed certificates signed by the President and Chief Executive Officer (“CEO”) and by the Chief Financial Officer (“CFO”) that, among other things, report on:

•	their responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company; and
•	the design of disclosure controls and procedures and the design of internal controls over financial reporting.

Disclosure controls and procedures (“DC&P”)

The President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed DC&P, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•

information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal controls over financial reporting (“ICFR”)

The CEO and CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The control framework used to design the Company’s IFCR is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework).

Changes in internal controls over financial reporting

No changes were made to the Company’s ICFR during the quarter ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Limitation on scope of design

The Company has limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of UPS Freight as it was acquired not more than 365 days before the end of the financial period to which the CEO and CFO certificates relate. The Company elected to exclude UPS Freight from the scope of certification as allowed by Canadian Securities Administrators’ National Instrument 52-109. The Company intends to include UPS Freight in its DC&P and ICFR within one year of the acquisition.